

Texas Industries Inc (TXI)





The View Forward

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2005 Annual Report



Contents

Company Profile


SEC MAIL
RECEIVED
PROCESSING
AUG 2 9 2005
WASH D.C.
198
SECTION

TXI is a leading supplier of cement, aggregate and consumer product building materials.

The Company's principal cement markets are Texas and California, the two largest cement markets in the United States and the two states receiving the largest shares of federal highway funding. TXI is the largest supplier of cement in Texas.

TXI supplies stone, sand and gravel aggregate products to markets in Texas, Louisiana and Oklahoma, and is the largest supplier of expanded shale and clay aggregate products in the United States west of the Mississippi. Consumer products, which include ready-mix concrete and packaged concrete products, are marketed throughout the Texas region.

Our strategy focuses on achieving leadership positions in desirable markets while maintaining a low cost profile. The innovation of new products and processes, particularly in the area of recycling, is key in maintaining and enhancing TXI's competitive strengths.



An Overall View

Demand for cement in the United States has exceeded domestic cement-making capacity for over a decade. The same favorable market dynamics apply to TXI's principal markets of Texas and California, the two largest cement markets in the United States. TXI is the largest supplier of cement in Texas and a major producer of cement in California. These two states also receive the largest share of federal funding for highway construction – one of the primary sources of cement demand.

To Our Shareholders:

Earnings per share for 2005 equaled $5.12 — a record for TXI. Cement, aggregate and consumer products (CAC) operating profit equaled $114 million, up 29% year over year after removing the gain from the sale of brick assets from last year's results. Steel's operating profit of $171 million was double that of the segment's previous high.

These are good results. They are the result of following a focused strategy of building on our strengths in building materials — both CAC and steel — in favorable markets. And this success opens doors that bring new opportunities. TXI's decision to separate into two distinct companies through a tax-free spin-off of its steel operations is a natural outgrowth of the successful execution of our strategy.

A Successful Separation

By the time you receive this annual report, the Company will have completed the separation of its steel operations from the CAC business.

The separation yields two solid businesses with strong competitive positions in their respective markets. Each will be able to apply maximum focus and energy toward accomplishing their strategic goals. The separation also provides TXI shareholders with the flexibility to continue to own both businesses or to choose to hold one or the other.

A Strong Steel Company

The record operating profit for steel reflects a much improved domestic market for structural steel and Chaparral's solid competitive position within that market. Even though raw material costs were dramatically above historical levels, product prices adjusted positively to result in more acceptable margins. This was the case even though U.S. non-residential construction, the primary driver of demand for Chaparral's product line, remained at a cyclical low.

Chaparral has also successfully added new sheet pile products for retaining wall applications and upgraded its mix of bar products. In addition, Chaparral's two steel-making plants in Texas and Virginia rank with the world's best in efficiently recycling scrap steel to make new steel products.

Chaparral employees have created a strong, highly efficient and innovative company, well positioned to capitalize on the eventual recovery in non-residential construction, and a company with a proven track record of being a low-cost supplier of both new and proven products. The future for Chaparral is very bright indeed.

CAC Poised for the Future

After the separation, TXI will be a focused cement, aggregate and consumer products company. Frankly, we like the construction materials industry, the attractive markets of Texas and California, and our position within those markets. We have world-class assets in the Texas region and have the opportunity, unique within the U.S. domestic cement industry, to expand and modernize our cement plant in California. This project alone has the potential to increase current CAC operating profit by over 50%.

An Attractive Cement Industry

U.S. cement consumption has exceeded domestic cement capacity for over a decade. Strong federal and state transportation spending and residential construction have sustained cement consumption in recent years. The outlook for continued transportation spending and residential construction is solid, and non-residential building will eventually recover. Obtaining adequate raw materials and securing environmental permits to build or expand cement manufacturing capacity will continue to be very challenging. As a result, cement consumption should remain well above domestic capacity over the foreseeable future in the U.S.

What is true for the U.S. is even truer for TXI's primary markets of Texas and California. These states are the top two consumers of cement in the nation and the two largest recipients of federal transportation funding. Population growth, the underlying driver of construction activity, for both states has exceeded, and should continue to exceed, national averages going forward.




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A Point of View

Being a low-cost supplier to the markets we serve is critical to TXI's success. The recently constructed cement capacity added to our North Texas cement plant in 2001 makes 66% more cement per man hour and 19% more cement per unit of fuel than the U.S. cement industry average, making the plant a low-cost supplier in the Texas region. Our California cement plant expansion and modernization project will be very similar to the North Texas project.

The View West

TXI's project to modernize and expand its Oro Grande, California cement plant is scheduled for completion in the late summer or fall of 2007. The facility's capacity will be increased by 75% and existing, older equipment will be replaced with state-of-the-art, highly efficient production. The project will enhance TXI's position in the nation's largest cement market and, once the project is completed, all of TXI's Portland Cement plants will be low-cost cement suppliers to the markets we serve.



Strong Positions Within Our Markets

Equally as important, TXI has attractive positions in Texas and California. We are not only the largest supplier of cement in Texas; we are also a low-cost supplier in the state. Our potential 25 million tons of aggregate production and sales in Texas, Oklahoma and Louisiana rank us as a substantial aggregates supplier in the region. And our ability to produce and deliver upwards of 4 million cubic yards of concrete makes us a significant player in the Texas region. We pride ourselves on knowing our markets better than the competition and on being as efficient as possible in producing our products in the areas we serve.

Our cement position in California will be as strong as it is in Texas once we modernize and expand our Oro Grande cement plant northeast of Los Angeles. The two-year project will be similar to our North Texas cement expansion completed in 2001, and will make TXI a low-cost supplier of cement to southern California as well as increase the plant's capacity from 1.3 to 2.3 million tons. This project is expected to be completed and ready for commissioning by late summer or early fall of 2007.



The View Forward

Industry and market dynamics in the construction materials sector should promote attractive returns while we devote effort and energy to the California cement plant project over the next two years. But this is not all we will do. We will also bring renewed vigor to improving results throughout our operations by reducing costs across all functions in the company and returning margins to more acceptable levels.

We will be successful because of the 2500 plus employees of TXI — employees with a proven track record of building a solid company of which we can be proud — and one that is well-positioned to build upon.

Sincerely,

MG Brekhus

Mel G. Brekhus
President and Chief Executive Officer
July 13, 2005

Financial Contents

SELECTED FINANCIAL DATA
TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

$ In thousands except per share	2005	2004	2003	2002	2001
FOR THE YEAR					
Net sales	$1,951,179	$ 1,672,503	$ 1,364,109	$ 1,447,642	$1,347,609
Operating profit					
CAC	113,573	122,809	80,718	119,234	134,745
Steel	170,962	44,119	(48,633)	31,381	(22,526)
Net income (loss)	124,523	36,348	(24,197)	51,276	26,223
Capital expenditures	74,137	29,763	54,734	29,662	136,892
PER SHARE INFORMATION					
Net income (loss) (diluted)	$ 5.12	$ 1.69	$ (1.15)	$ 2.38	$ 1.24
Cash dividends	.30	.30	.30	.30	.30
Book value	40.62	35.32	34.44	35.43	33.43
YEAR END POSITION					
Total assets	$2,197,366	$ 1,944,133	$ 1,729,610	$ 1,773,277	$1,857,361
Net working capital	635,508	466,695	209,616	202,614	192,992
Long-term debt	603,126	598,412	477,145	474,963	614,250
Convertible subordinated debentures	199,937	199,937	199,937	200,000	200,000
Shareholders' equity	927,567	761,984	727,509	762,410	712,245
Return on average common equity	14.7%	5.0%	(3.2)%	7.0%	3.7%
OTHER INFORMATION					
Diluted average common shares outstanding (in 000s)	25,723	21,572	21,123	21,517	21,307
Number of employees	4,200	4,100	4,100	4,400	4,400
Common stock prices					
High	$ 69.01	$ 38.79	$ 37.70	$ 44.85	$ 34.94
Low	36.24	21.11	17.35	23.00	20.88

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

During all periods presented below, we have been a leading supplier of construction materials through two business segments: cement, aggregate and concrete products, or the CAC segment; and structural steel and steel bar products, or the Steel segment. Through the CAC segment, we produce and sell cement, stone, sand and gravel, ready-mix concrete, expanded shale and clay aggregate, and other products. Through the Steel segment, we produce and sell structural steel, piling products, special bar quality products, merchant bar quality rounds, reinforcing bar and channels.

Our CAC facilities are concentrated primarily in Texas, Louisiana and California, with several products marketed throughout the United States. We own long-term reserves of the primary raw materials for the production of cement and aggregates.

Our steel facilities produce a broad array of steel products, utilizing recycled steel scrap obtained from crushed automobiles and other sources as the principal raw material. Steel products, sold principally to steel service centers, fabricators, cold finishers, forgers and original equipment manufacturers, are distributed primarily to markets in North America.

Both the CAC and steel businesses require large amounts of capital investment, energy, labor and maintenance.

Corporate Resources include administration, financial, legal, environmental, human resources and real estate activities which are not allocated to operations and are excluded from operating profit. Assets identified with Corporate Resources include cash and cash equivalents, real estate and investments, debt issuance costs and deferred tax assets.

RECENT DEVELOPMENTS

On December 15, 2004, our board of directors adopted a plan to spin off our wholly-owned steel operations in order to permit each of the CAC business and the steel business to more efficiently obtain and allocate resources for its distinct business and allow the management of each business to focus on the opportunities and challenges specific to its particular operations.

In anticipation of the spin-off, we entered into the following transactions:

- We formed Chaparral Steel Company as our wholly-owned subsidiary. On June 25, 2005, we contributed to Chaparral all of our subsidiaries engaged in the steel business. On July 6, 2005, we contributed or transferred to Chaparral real estate and transportation assets used in the steel business. Chaparral assumed all liabilities arising out of the steel business and the transferred assets.

- At various times we settled intercompany indebtedness between and among us and our subsidiaries, including our subsidiaries engaged in the steel business. We settled these accounts through offsets, contributions of such indebtedness to the capital of the debtor subsidiaries, and other non-cash transfers. By the effective date of the spin-off, we had contributed to the capital of Chaparral and its subsidiaries the net intercompany indebtedness owed to us by Chaparral and its subsidiaries (approximately $494.3 million at May 31, 2005).

- On July 6, 2005, we issued $250 million principal amount of 7.25% senior unsecured notes due 2013, we entered into a new $200 million senior secured revolving credit facility with a syndicate of lenders, and we terminated our then existing credit facility. We received net proceeds from our note offering of $245.0 million, and as of the date hereof we have not borrowed any funds under the credit facility. The terms of our new notes and credit facility are more fully described in Notes to Consolidated Financial Statements footnote entitled "Long-term Debt" on pages 38 through 40.

- On July 6, 2005, Chaparral issued $300 million principal amount of senior notes and entered into a new $150 million credit facility. Chaparral used the net proceeds from its note offering and borrowings under its credit facility to pay us a dividend of $341.1 million.

- On July 6, 2005, we used the net proceeds from our offering of notes, the dividend paid by Chaparral and existing cash to purchase for cash all of our outstanding $600 million principal amount of 10.25% senior notes due 2011, or old notes. We paid a total of $699.5 million to the holders of the old notes, which was composed of $600 million of principal, $3.6 million of accrued interest, and $95.9 million of make-whole premiums and consent fees.

The spin-off was completed on July 29, 2005 in the form of a pro-rata, tax-free dividend to our shareholders of one share of Chaparral common stock for each share of our common stock owned on July 20, 2005.

As a consequence of the spin-off:

- On July 29, 2005, Chaparral became an independent, public company. We have no further ownership interest in Chaparral or in any steel business, and Chaparral has no ownership interest in us. In addition, Chaparral is not a guarantor of any of our indebtedness nor are we a guarantor of any Chaparral indebtedness. Our relationship with Chaparral is now governed by a separation and distribution agreement and the ancillary agreements described in that agreement. See "Liquidity and Capital Resources – Spin-off of Chaparral" on page 20.

- In the first quarter of fiscal year 2006 we will record a charge of approximately $107.0 million related to the early retirement of the old notes and credit facility and an estimated charge of approximately $6.2 million consisting of the expenses of the spin-off. The loss on the early retirement of the old notes and credit facility consist of the payment of $95.9 million of make-whole premiums and consent fees related to our purchase of the old notes and the write-off of $11.1 million of debt issuance costs and interest rate swap gains and losses related to the old notes and credit facility.

- Beginning with our quarterly report on Form 10-Q for the first quarter of fiscal year 2006, we will report the historical results of our steel operations as discontinued operations in our financial statements.

The following discussion includes our steel operations, because we owned and operated the steel operations during the periods reported.

RESULTS OF OPERATIONS

The following table highlights certain of our operating information.

In thousands	*Year ended May 31,* 2005	2004	2003
CAC Operations			
Shipments			
Cement (tons)	5,394	5,298	4,900
Stone, sand & gravel (tons)	23,616	22,282	19,003
Ready-mix (cubic yards)	3,678	3,562	3,513
Sales			
Cement	$ 404,823	$ 362,824	$ 337,624
Stone, sand & gravel	134,220	120,997	105,521
Ready-mix	222,680	206,394	203,349
Other products	104,847	116,108	117,810
Interplant	(105,576)	(98,353)	(100,478)
Delivery fees	73,809	59,209	54,292
Net sales	$ 834,803	$ 767,179	$ 718,118
Operating profit			
Gross profit	$ 186,410	$ 174,510	$ 167,350
Less: Depreciation, depletion & amortization	44,743	45,530	47,336
Selling, general & administrative	44,440	45,304	40,553
Other income	(16,346)	(39,133)	(1,257)
CAC operating profit	113,573	122,809	80,718
Steel Operations			
Shipments			
Structural mills (tons)	1,426	1,637	1,464
Bar mill (tons)	369	449	360
Sales			
Structural mills	$ 790,784	$ 643,043	$ 460,227
Bar mill	238,939	177,967	116,231
Other products	32,254	27,076	18,921
Delivery fees	54,399	57,238	50,612
Net sales	$1,116,376	$ 905,324	$ 645,991
Operating profit (loss)			
Gross profit	$ 239,543	$ 112,722	$ 20,563
Less: Depreciation & amortization	49,039	49,708	47,916
Selling, general & administrative	25,141	26,463	20,943
Other income	(5,599)	(7,568)	337
Steel operating profit	170,962	44,119	(48,633)
Total Operating Profit	284,535	166,928	32,085
Corporate Resources			
Other income	6,387	1,349	3,504
Less: Depreciation & amortization	1,731	1,879	1,860
Selling, general & administrative	34,444	28,853	28,238
	(29,788)	(29,383)	(26,594)
Interest Expense	(70,808)	(73,698)	(45,882)
Loss on Early Retirement of Debt	—	(12,302)	—
Income (Loss) before Income Taxes & Accounting Change	$ 183,939	$ 51,545	$ (40,391)

In thousands	2005	2004	2003
		Year ended May 31,	
Capital Expenditures			
CAC	$ 44,987	$ 15,545	$ 31,688
Steel	27,959	13,876	22,407
Corporate resources	1,191	342	639
	$ 74,137	$ 29,763	$ 54,734
Identifiable Assets			
CAC	$ 678,141	$ 674,504	$ 645,416
Steel	1,098,677	1,023,177	989,399
Corporate resources	420,548	246,452	94,795
	$2,197,366	$1,944,133	$1,729,610

Operating Profit – Fiscal 2005 Compared to Fiscal 2004

CAC Operations

Operating Profit. CAC operating profit at $113.6 million decreased $9.2 million from fiscal year 2004. Operating profit in 2004 included $34.7 million of other income from the February 2004 sale of our brick production facilities in Texas and Louisiana. Continued solid demand for all major CAC products has resulted in higher average selling prices. Favorable weather and improved cement production efficiencies in the May 2005 quarter increased shipments and contributed to improved margins for the year.

Net Sales. CAC net sales at $834.8 million increased $67.6 million from fiscal year 2004. Total sales for cement increased $42.0 million on 10% higher average trade prices and 2% higher shipments. Total sales for aggregates increased $13.2 million on 3% higher trade prices and 6% higher shipments. Total sales for ready-mix increased $16.3 million on 4% higher average trade prices and 3% higher volume.

Operating Costs. Cost of products sold at $692.4 million, including depreciation, depletion and amortization, increased $55.1 million from fiscal year 2004. Cement plant downtime and higher maintenance costs in the February 2005 quarter resulted in higher cement unit costs for the year, offset in part by improved production efficiencies in the May 2005 quarter.

Selling, General and Administrative. Selling, general and administrative expense at $45.2 million, including depreciation and amortization, decreased $1.0 million from fiscal year 2004. Higher incentive compensation was offset by lower bad debt and insurance expenses.

Other Income. Other income included a gain of $6.2 million from the sale of emissions credits associated with our expanded shale and clay aggregate operations in south Texas in fiscal year 2005 and a gain of $34.7 million from the sale of our brick production facilities in Texas and Louisiana in fiscal year 2004. Additional routine sales of surplus operating assets resulted in gains of $6.7 million in fiscal year 2005 compared to $3.1 million in fiscal year 2004.

Steel Operations

Operating Profit. Steel operating profit at $171.0 million increased $126.8 million from fiscal 2004. Margins that began to recover in January 2004 have generally stabilized as higher selling prices have more than offset higher scrap costs despite continued low levels of nonresidential construction. Average prices in fiscal year 2005 have increased 46%, allowing margins to expand. Overall shipments declined 14% as customers that had increased inventories in anticipation of higher prices in fiscal year 2004 reduced inventories in fiscal year 2005.

Net Sales. Steel sales at $1,116.4 million increased $211.1 million from fiscal year 2004. Structural steel sales increased $147.7 million on 41% higher average realized prices and 13% lower shipments. Bar mill sales increased $61.0 million on 63% higher average realized prices and 18% lower shipments.

Operating Costs. Cost of products sold at $925.9 million, including depreciation and amortization, increased $83.6 million from fiscal year 2004. Higher raw material costs have increased unit costs. During the past year, we experienced significant increases in the cost of steel scrap, the principal raw material used in our steel production. In recent months scrap costs have declined but remain high compared to historical levels.

Selling, General and Administrative. Selling, general and administrative expense at $25.1 million decreased $1.3 million as higher incentive compensation was offset by lower bad debt and general expenses.

Other Income. Other income in fiscal year 2004 included $4.2 million obtained from our litigation against certain graphite electrode suppliers.

Operating Profit – Fiscal 2004 Compared to Fiscal 2003

CAC Operations

Operating Profit. CAC operating profit at $122.8 million increased $42.1 million from fiscal year 2003, including the $34.7 million contribution to other income from the sale of our brick production facilities in Texas and Louisiana. Higher shipments for all major CAC products contributed to the increased operating profit. We experienced improving overall demand for our CAC products in 2004 compared to 2003.

Net Sales. CAC net sales at $767.2 million increased $49.1 million from fiscal year 2003. Total sales for cement increased $25.2 million on 8% higher shipments. Total sales for aggregates increased $15.5 million on 17% higher shipments. Total sales for ready-mix increased $3.0 million on somewhat higher volume. Average trade prices for the major CAC products were comparable to the prior year.

Operating Costs. CAC cost of products sold at $637.3 million, including depreciation, depletion and amortization, increased $40.6 million on higher shipments and aggregate production. Cement unit costs were comparable to the prior year.

Selling, General and Administrative. Selling, general and administrative expense at $46.2 million, including depreciation and amortization, increased $4.2 million primarily due to higher incentive compensation and general expenses.

Other income includes $34.7 million from the sale of our brick production facilities in Texas and Louisiana.

Steel Operations

Operating Profit. Steel operating profit at $44.1 million increased $92.8 million from fiscal year 2003. Higher selling prices and shipments, and improved production rates and efficiencies at the Virginia facility, contributed to the improvement. During the year rapidly escalating raw material costs affected results. Beginning in January 2004 margins began to recover due to increased selling prices and the implementation of a raw material surcharge.

Net Sales. Steel sales at $905.3 million increased $259.3 million from fiscal year 2003. Structural steel sales increased $182.8 million on 12% higher shipments and 25% higher average realized prices. Bar mill sales increased $61.7 million on 25% higher shipments and 23% higher realized prices.

Operating Costs. Steel cost of products sold at $842.3 million, including depreciation and amortization, increased $169.0 million. The increased costs were the result of higher shipments and the effect of higher raw material costs on unit costs, partially offset by improved operating efficiencies at the Virginia facility due to increased production levels.

We experienced unprecedented increases in the cost of steel scrap, the principal raw material used in our steel production. As a result of these increases in scrap costs we incurred a charge to value inventories using the last-in, first-out ("LIFO") method of accounting of $26.9 million in 2004 compared to $8.5 million in the prior year.

Selling, General and Administrative. Selling, general and administrative expense at $26.5 million increased $5.5 million from fiscal year 2003 primarily due to higher incentive compensation and bad debt expense.

Other income in fiscal year 2004 includes $4.2 million obtained from our litigation against certain graphite electrode suppliers.

Corporate Resources

Selling, general and administrative expense at $36.2 million in fiscal year 2005, including depreciation and amortization, increased $5.4 million from fiscal year 2004 as a result of higher incentive compensation, fees for professional services and retirement plan expense. Other income in fiscal year 2005 increased $5.0 million from fiscal year 2004 as a result of higher interest and real estate income.

Selling, general and administrative expense at $30.7 million in fiscal year 2004, including depreciation and amortization, increased $600,000 from fiscal year 2003. Increased incentive compensation and retirement plan expenses of $6.0 million were offset by decreased bad debt and general expenses, and the effect of the termination of our agreement to sell receivables. Other income in fiscal year 2004 decreased $2.2 million from fiscal year 2003 primarily as a result of lower real estate income.

Interest Expense

Interest expense at $70.8 million in fiscal year 2005 decreased $2.9 million from fiscal year 2004 primarily as a result of the repayment of life insurance contract distributions.

Interest rate swap agreements associated with $300 million of our 10.25% senior notes reduced interest expense $4.1 million in fiscal year 2005 and $5.9 million in fiscal year 2004. In February 2005, we terminated our outstanding interest rate swap agreements, resulting in a loss of $6.3 million. The loss was recorded as a decrease in the carrying value of our long-term debt and amortized as an adjustment to interest over the remaining term of the senior notes and written-off upon the early retirement of the senior notes.

Interest expense at $73.7 million in fiscal year 2004 increased $27.8 million from fiscal year 2003. The increase was the result of the June 2003 refinancing which increased our outstanding debt $114.8 million and the effective interest rate on fixed rate debt 3%. We also entered into interest rate swaps on $300 million of the senior notes such that the interest payable effectively became variable based on six-month LIBOR.

Loss on Early Retirement of Debt

We recognized an ordinary loss on early retirement of debt of $12.3 million in fiscal year 2004 as a result of the June 2003 refinancing and May 2004 partial termination of our old senior secured credit facility.

Income Taxes

The Company's effective tax rate was 32.3% in 2005, 27.4% in 2004 and 40.1% in 2003. The primary reason that the effective tax rate differed from the 35% statutory corporate rate was due to percentage depletion that is tax deductible and state income tax expense. We fully utilized our federal net operating loss carryforwards in 2005. Deferred taxes include a $15.8 million alternative minimum tax credit carryforward that is available for offset against future regular federal income taxes.

The American Jobs Creation Act of 2004, among other things, allows a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. We are currently evaluating the impact of the new law on our future taxable income. For financial reporting purposes, any deductions for qualified domestic production activities will be accounted for as a special deduction rather than as a rate reduction.

Cumulative Effect of Accounting Change – Net of Income Taxes

Effective June 1, 2003, we adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," which applies to legal obligations associated with the retirement of long-lived assets. We incur legal obligations for asset retirement as part of our normal CAC and Steel operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Application of the new rules resulted in a cumulative charge of $1.1 million, net of income taxes of $600,000 in fiscal year 2004.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Changes in the facts and circumstances could have a significant impact on the resulting financial statements. We believe the following critical accounting policies affect management's more complex judgments and estimates.

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If we are aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. We are subject to environmental laws and regulations established by federal, state and local authorities, and make provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies. We and our subsidiaries are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets. Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable, and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Goodwill. Management tests goodwill for impairment at least annually. If the carrying amount of the goodwill exceeds its fair value an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

New Accounting Standards. In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123R, "Share-Based Payment". SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock Based Compensation", and supersedes APB 25. Among other items, SFAS 123R eliminates the use of APB 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The current effective date of SFAS 123R is the first fiscal year beginning after June 15, 2005, which will be the first quarter of our fiscal year ending May 31, 2007. We currently expect to adopt SFAS 123R effective June 1, 2006 using the "modified prospective" method. Under the modified prospective method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS 123R for all share-based payments granted after that date, and based on the requirements of SFAS 123 for all unvested awards granted prior to the effective date of SFAS 123R. Financial information for periods prior to the date of adoption of SFAS 123R would not be restated. We currently utilize a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS 123R permits entities to continue to use such a model, the standard also permits the use of a "lattice" model. We have not yet determined which model we will use to measure the fair value of awards of equity instruments to employees upon the adoption of SFAS 123R.

The adoption of SFAS 123R will have a significant effect on our future results of operations. However, it will not have an impact on our consolidated financial position. The impact of SFAS 123R on our results of operations cannot be predicted at this time, because it will depend on the number of equity awards granted in the future, as well as the model used to value the awards. However, had we adopted the requirements of SFAS 123R in prior periods, the impact would have approximated the amounts disclosed in Summary of Significant Accounting Policies – Stock-based Compensation in the Notes to Consolidated Financial Statements.

SFAS 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated, because they depend on, among other things, when employees exercise stock options.

In December 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4," which will become effective for the Company beginning June 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead cost to inventory be based on the normal capacity of the production facilities. The Company is currently evaluating the potential impact of this standard on its financial position and results of operations.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which is effective for the Company for reporting changes in accounting principles beginning June 1, 2006. SFAS No. 154 changes the reporting of a change in accounting principle to require retrospective application to prior periods' financial statements, unless explicit transition provisions are provided for in new accounting pronouncements or existing pronouncements that are in the transition phase when SFAS No. 154 becomes effective.

LIQUIDITY AND CAPITAL RESOURCES

With the completion of the spin-off of Chaparral, in addition to cash and cash equivalents, our sources of liquidity include cash from CAC operations, borrowings available under our new $200 million senior secured revolving credit facility and distributions available under our investments in life insurance contracts.

Historically, we have financed major capital expansion projects with cash from operations and long-term borrowings. Working capital requirements and capital expenditures for normal replacement and technological upgrades of existing equipment and acquisitions to sustain our current operations were funded with cash from operations. In addition, we lease certain mobile and other equipment used in our operations under operating leases that in the normal course of business are renewed or replaced by subsequent leases.

Refinancing in Connection with the Spin-off of Chaparral. In connection with the spin-off of Chaparral in July 2005 (see Notes to Consolidated Financial Statements footnote entitled "Spin-off of Chaparral" on page 51), we entered into new financing agreements and purchased our outstanding 10.25% Senior Notes. On July 6, 2005, we issued $250 million aggregate principal amount of our new 7.25% senior notes due July 15, 2013 ("7.25% Senior Notes") and entered into a new senior secured credit facility. In addition, Chaparral issued $300 million aggregate principal amount of its new 10% senior notes due July 15, 2013 ("Chaparral Senior Notes") and entered into a separate new senior secured revolving credit facility. Chaparral used the net proceeds from its note offering and borrowings under its credit facility to pay us a dividend of $341.1 million. We used the net proceeds from our offering of notes, the dividend paid by Chaparral and existing cash to purchase for cash all of our outstanding $600 million principal amount of 10.25% Senior Notes. We paid a total of $699.5 million to the holders of the old notes, which was composed of $600 million of principal, $3.6 million of accrued interest, and $95.9 million of make-whole premiums and consent fees. In the first quarter of fiscal year 2006, we will record a charge of approximately $107.0 million related to the early retirement of the 10.25% Senior Notes and old credit facility, consisting of $95.9 million in premiums or consent payments and a write-off of $11.1 million of debt issuance costs and interest rate swap gains and losses associated with the debt repaid. On July 29, 2005, Chaparral became an independent, public company and we no longer have any obligations with respect to Chaparral's long-term debt. Chaparral is not a guarantor of any of our indebtedness nor are we a guarantor of any Chaparral indebtedness.

7.25% Senior Notes. At any time on or prior to July 15, 2009, we may redeem the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. On and after July 15, 2009, we may redeem the notes at a premium of 103.625% in 2009, 101.813% in 2010 and 100% in 2011 and thereafter. In addition, prior to July 15, 2008, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 107.25% of the principal amount thereof, plus accrued interest and liquidated damages, if any, with the net cash proceeds from certain equity offerings.

If we experience a change of control, we may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

All of our consolidated subsidiaries, following the spin-off of Chaparral, have unconditionally guaranteed the 7.25% Senior Notes. The indenture governing the notes contains covenants that will limit our ability and the ability of our subsidiaries to, among other things, incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem our stock, make investments, sell assets, incur liens, enter into agreements restricting our subsidiaries' ability to pay dividends, enter into transactions with affiliates and consolidate, merge or sell all or substantially all of our assets.

New Senior Secured Revolving Credit Facility. The senior secured revolving credit facility matures in July 2010 and provides up to $200 million of available borrowings. It includes a $50 million sub-limit for letters of credit. Any outstanding letters of credit will be deducted from the borrowing availability under the facility. Amounts drawn under the facility will bear interest either at the LIBOR rate plus a margin of 1% to 2%, or at a base rate (which will be the higher of the federal funds rate plus .5% and the prime rate) plus a margin of up to 1%. The interest rate margins are subject to adjustments based on our leverage ratio. The commitment fee calculated on the unused portion of the facility will range from .25% to .5% per year based on the leverage ratio. We may terminate the facility at any time.

All of our consolidated subsidiaries, following the spin-off of Chaparral, have guaranteed our obligations under the credit facility. The credit facility is secured by first priority security interests in all or most of our existing and future accounts, inventory, equipment, intellectual property and other personal property, and in all of our equity interest in present and future domestic subsidiaries and 66% of the equity interest in present and future foreign subsidiaries, if any.

The credit facility contains covenants restricting, among other things, prepayment or redemption of our new senior notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. We are required to comply with certain financial tests and to maintain certain financial ratios, such as leverage and interest coverage ratios.

Investments in Life Insurance Contracts. During the quarter ended August 31, 2004, we repaid distributions from our investments in life insurance contracts in the amount of $51.2 million. These funds are available for redistribution to us at our election.

Contractual Obligations. The following is a summary of our estimated future payments under our material contractual obligations after giving effect to the July 6, 2005 refinancing and initial borrowing under Chaparral's new senior secured revolving credit facility.

		Future Payments by Period				
In thousands	Total	2006	2007	2008	2009-2010	After 2010
TXI excluding Chaparral						
Long-term debt (1)	$ 252,882	$ 688	$ 681	$ 1,135	$ —	$250,378
Convertible subordinated debentures (2)	199,937	—	—	—	—	199,937
Leases (3)	51,210	14,335	6,952	6,541	10,823	12,559
Asset retirement obligations (6)	19,593	1,193	491	288	379	17,242
Defined benefit plan (7) (8)	94,591	2,838	2,532	2,535	6,276	80,410
	618,213	19,054	10,656	10,499	17,478	560,526
Chaparral						
Long-term debt (1)	350,000	—	—	—	—	350,000
Leases (3)	1,219	1,017	184	17	1	—
Purchase gas supply contracts (4)	44,126	5,813	5,813	5,813	11,626	15,061
In-plant mill services (5)	31,694	4,453	4,453	4,453	8,906	9,429
Asset retirement obligations (6)	19,127	30	31	32	67	18,967
Defined benefit plan (7)	37,922	188	189	353	1,271	35,921
	484,088	11,501	10,670	10,668	21,871	429,378
Total contractual obligations	$1,102,301	$30,555	$21,326	$21,167	$39,349	$989,904

(1) Our long-term debt is described in Notes to Consolidated Financial Statements footnote entitled "Long-term Debt" on pages 38 through 40. Our outstanding letters of credit issued under the senior secured credit facility generally only collateralize payment of recorded liabilities.
(2) Our convertible subordinated debentures are described in Notes to Consolidated Financial Statements footnote entitled "Convertible Subordinated Debentures" on page 41.
(3) We lease certain mobile and other equipment used in our operations under operating leases that may in the normal course of business be renewed or replaced by subsequent leases. Future payments under leases exclude mineral rights which are insignificant and are generally required only for products produced.
(4) Chaparral purchases processed gases for use at its steel facilities under long-term supply contracts that require a minimum amount of processed gases be purchased.
(5) Chaparral purchases in-plant mill services under long-term contracts that require a minimum amount of services be purchased.
(6) We incur legal obligations for asset retirement as part of our normal CAC and Steel operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures.
(7) We pay benefits under a series of non-qualified defined benefit plans.
(8) We pay benefits under a health benefit plan covering approximately 600 employees and retirees of an acquired subsidiary.

As discussed in Notes to Consolidated Financial Statements footnote entitled "Retirement Plans" on pages 46 through 49, we contributed $4.1 million to a qualified defined benefit pension plan in 2005 and expect to make a contribution of $3.0 million in 2006.

On April 13, 2005, we announced a project to expand and modernize our Oro Grande, California cement plant. We plan to expand the Oro Grande plant to approximately 2.3 million tons of advanced dry process cement production capacity annually, and retire the 1.3 million tons of existing, but less efficient, production after the new plant is commissioned. We expect the Oro Grande project will take at least two years to construct and will cost approximately $358 million. We expect our capital expenditures in fiscal year 2006, including those relating to the expansion and modernization of our Oro Grande cement plant, will be approximately $160 million.

We expect cash and cash equivalents, cash from operations, available borrowings under the new senior revolving secured credit facility and available distributions under the investments in life insurance contracts to be sufficient to provide funds for capital expenditure commitments (including the expansion and modernization of our Oro Grande, California cement plant), scheduled debt payments, working capital needs and other general corporate purposes for at least the next year.

Spin-off of Chaparral. We have entered into a separation and distribution agreement with Chaparral in which we each released the other from all liabilities existing or arising from all acts and events occurring before the spin-off with respect to our respective businesses. The liabilities released or discharged do not include liabilities arising under or assigned by the separation and distribution agreement or any ancillary agreement, such as tax liabilities and liabilities to third parties. In the separation and distribution agreement Chaparral assumed all the liabilities related to the steel business and the transferred assets, and we and Chaparral agreed on the allocation of responsibility for certain employee benefits matters. The separation and distribution agreement also requires that each party indemnify the other against certain liabilities. See Notes to Consolidated Financial Statements footnote entitled "Legal Proceedings and Contingent Liabilities" on page 45.

Cash Flows

Net cash provided by operations was $218.2 million, compared to $16.9 million in fiscal year 2004. Operating cash flows, excluding repurchases of trade receivables, increased $85.8 million primarily as a result of increased net income and the related effect on deferred taxes partially offset by changes in working capital items. CAC receivables increased $9.4 million and inventories decreased $6.1 million as a result of increased sales at higher realized prices. Steel receivables increased $24.2 million as a result of higher realized prices. Steel inventories increased $69.1 million as a result of lower shipments and higher scrap costs. Steel prepaid expenses increased $4.3 million as a result of the scheduled shutdown to refurbish the Steel production facilities. Accounts payable and accrued liabilities increased $53.3 million primarily as a result of increased Steel raw material purchases. In fiscal year 2004, we funded the repurchase of $115.5 million of trade receivables out of the proceeds of the June 2003 refinancing.

Net cash used by investing activities was $126.7 million, compared to $13.3 million provided in fiscal year 2004. Capital expenditures were $74.1 million, up $44.4 million from fiscal year 2004. Expenditures were primarily for normal replacement and technological upgrades of existing equipment and acquisitions to sustain our existing operations. We increased our investment in life insurance contracts $57.8 million over fiscal year 2004, primarily as a result of repaying $51.2 million in prior distributions. Proceeds from asset disposals result from the routine sale of surplus operating assets, which in fiscal year 2004 included the proceeds from the sale of our brick production facilities in Texas and Louisiana.

Net cash provided by financing activities was $27.7 million, compared to $105.3 million in fiscal year 2004. Proceeds from stock option exercises increased $38.9 million from fiscal year 2004. We terminated interest rate swap agreements resulting in a loss of $6.3 million in fiscal year 2005 and a gain of $8.4 million in fiscal year 2004. The proceeds from our June 2003 refinancing net of issuance and retirement costs funded the repurchase of trade receivables in fiscal year 2004. Our quarterly cash dividend of $.075 per common share remained unchanged from fiscal year 2004.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

As described in Recent Developments, on July 29, 2005, we completed the spin-off of Chaparral and beginning with our quarterly report on Form 10-Q for the first quarter of fiscal year 2006, we will report the results of our steel operations as discontinued operations in our financial statements.

The unaudited pro forma consolidated condensed financial statements presented below consist of the unaudited pro forma consolidated condensed balance sheet as of May 31, 2005 and the unaudited pro forma consolidated condensed statement of operations for the year ended May 31, 2005. The unaudited pro forma consolidated condensed balance sheet has been prepared giving effect to the spin-off and related transactions described in Recent Developments as if they occurred on the balance sheet date. The unaudited pro forma consolidated condensed statement of operations has been prepared giving effect to the spin-off and related transactions described in Recent Developments as if they occurred as of the beginning of the period presented.

The unaudited pro forma consolidated condensed balance sheet and unaudited pro forma consolidated condensed statement of operations have been derived from our financial statements included in this Annual Report and do not purport to represent what our financial position and results of operations actually would have been had the transactions occurred on the dates indicated or to project our financial performance for any future period. We did not account for Chaparral as a separate, stand-alone entity for the period presented.

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
AS OF MAY 31, 2005

In thousands	TXI Historical	Pro Forma Adjustments for the Refinancing Transactions (Note 1)	TXI Pro Forma	Pro Forma Adjustments for the Spin-off (Note 2)	TXI Pro Forma As Adjusted
ASSETS					
CURRENT ASSETS					
Cash and cash equivalents	$ 260,887	$ 250,000 (a) (6,861) (b) 350,000 (c) (9,200) (d) (730,571) (e)	$ 114,255	$ —	$114,255
Accounts receivable - net	244,746	—	244,746	(127,383)	117,363
Inventories	329,514	—	329,514	(246,223)	83,291
Deferred income taxes and prepaid expenses	39,278	—	39,278	(10,525)	28,753
TOTAL CURRENT ASSETS	874,425	(146,632)	727,793	(384,131)	343,662
OTHER ASSETS					
Goodwill	146,474	—	146,474	(85,166)	61,308
Real estate and investments	107,786	—	107,786	(5,099)	102,687
Deferred charges and intangibles	27,571	6,861 (b) 9,200 (d) (12,103) (e)	31,529	(9,200)	22,329
	281,831	3,958	285,789	(99,465)	186,324
PROPERTY, PLANT AND EQUIPMENT - NET	1,041,110	—	1,041,110	(626,531)	414,579
	$2,197,366	$ (142,674)	$2,054,692	$(1,110,127)	$944,565
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Accounts payable	$ 152,375	$ —	$ 152,375	$ (94,352)	$ 58,023
Accrued interest, wages and other items	85,854	(28,382) (e)	57,472	(14,988)	42,484
Current portion of long-term debt	688	—	688	—	688
TOTAL CURRENT LIABILITIES	238,917	(28,382)	210,535	(109,340)	101,195
LONG-TERM DEBT	603,126	250,000 (a) 350,000 (c) (600,932) (e)	602,194	(350,000)	252,194
CONVERTIBLE SUBORDINATED DEBENTURES	199,937	—	199,937	—	199,937
DEFERRED INCOME TAXES AND OTHER CREDITS	227,819	(39,676) (e)	188,143	(147,882)	40,261
SHAREHOLDERS' EQUITY					
Common stock	25,067	—	25,067	—	25,067
Additional paid-in capital	285,313	—	285,313	—	285,313
Retained earnings	686,476	(73,684) (e)	612,792	(502,905)	109,887
Cost of common shares in treasury	(61,566)	—	(61,566)	—	(61,566)
Pension liability adjustment	(7,723)	—	(7,723)	—	(7,723)
	927,567	(73,684)	853,883	(502,905)	350,978
	$2,197,366	$ (142,674)	$2,054,692	$(1,110,127)	$944,565

UNAUDITED PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MAY 31, 2005

In thousands	TXI Historical	Pro Forma Adjustments for the Refinancing Transactions (Note 1)		TXI Pro Forma	Pro Forma Adjustments for the Spin-off (Note 2)	TXI Pro Forma As Adjusted
NET SALES	$1,951,179	$ —		$1,951,179	$(1,116,376)	$834,803
COSTS AND EXPENSES (INCOME)						
Cost of products sold	1,618,286	—		1,618,286	(925,872)	692,414
Selling, general and administrative	106,478	—		106,478	(27,151)	79,327
Interest	70,808	(59,112)	(f)	66,010	(34,086)	31,924
		20,229	(g)			
		34,085	(h)			
Loss on early retirement of debt	—	—		—	—	—
Other income	(28,332)	—		(28,332)	5,606	(22,726)
	1,767,240	(4,798)		1,762,442	(981,503)	780,939
INCOME BEFORE INCOME TAXES AND ACCOUNTING CHANGE	183,939	4,798		188,737	(134,873)	53,864
Income taxes	59,416	1,679	(i)	61,095	(47,222)	13,873
INCOME BEFORE ACCOUNTING CHANGE	$ 124,523	$ 3,119		$ 127,642	$ (87,651)	$ 39,991
Share information (Note 3)						
Weighted average shares outstanding						
Basic	22,076			22,076		22,075
Diluted*	25,723			25,723		22,806
Income before accounting change per share						
Basic	$5.64			$5.78		$ 1.81
Diluted	5.12			5.24		1.75
*Shares excluded due to antidilutive effect						
Convertible subordinated debentures	–			–		3,897
Stock options and awards	184			184		153

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1. Pro Forma Adjustments for the Refinancing Transactions

(a) Reflects issuance of $250 million aggregate principal of 7.25% senior unsecured notes due 2013.

(b) Reflects payment of transaction costs associated with the new notes described in (a) and the new senior secured credit facility maturing in 2010.

(c) Reflects issuance by Chaparral of $300 million aggregate principal of senior notes and borrowings by Chaparral of $50 million under its new $150 million senior secured revolving credit facility.

(d) Reflects payment by Chaparral of transaction costs associated with its new debt facilities described in (c).

(e) Reflects a total cash outlay of $730.6 million for the purchase of $600 million principal amount of our outstanding 10.25% senior notes due 2011, or the old notes, the payment of $28.4 million of accrued interest as of May 31, 2005, the payment of $95.9 million in premium and consent fees, and $6.3 million in transaction costs related to the repurchase and spin-off. As a result of the Refinancing Transactions, we would have recognized as of May 31, 2005, a pretax loss of $113.4 million which includes the payment of $95.9 million in premium and consent fees to holders of the old notes, the write-offs of $12.1 million of debt issuance costs and recognition of an unamortized net gain of $900,000 related to interest rate swaps associated with the old notes, and $6.3 million in transaction costs related to the repurchase and spin-off. Based on the statutory tax rate, the after-tax impact of the loss would be $73.7 million. The $39.7 million tax provision associated with the loss would include an adjustment to deferred income taxes.

(f) Reflects the elimination of the historical interest expense associated with the old notes, which were repurchased, and our existing senior secured credit facility, which was terminated.

(g) Reflects the estimated annual interest expense, including amortization of estimated debt costs associated with the issuance of $250 million aggregate principal amount of 7.25% senior unsecured notes due 2013, and entering into the $200 million senior secured credit facility. Interest expense on the new senior notes was at a rate of 7.25% per annum. Commitment fees payable under the $200 million senior secured credit facility were at an assumed annual rate of 0.5% on the unused portion of the facility. No advances were outstanding during the year ended May 31, 2005. Amortization of estimated capitalized debt origination fees and expenses was calculated using the terms of the respective debt agreements.

(h) Reflects the estimated annual interest expense including amortization of estimated debt costs of Chaparral. Interest expense was calculated at a LIBOR-based floating interest rate assumed to have been 4.94% per annum based on a $50 million advance under Chaparral's five-year $150 million senior secured revolving credit facility, and the issuance of $300 million aggregate principal amount of Chaparral senior unsecured notes at a fixed rate of 10% per annum. If the annual interest rate on the senior secured revolving credit facility were to change by 0.125% per annum, interest expense would change by approximately $62,500 for the year ended May 31, 2005. Amortization of estimated debt costs was calculated using the terms of the debt.

(i) Reflects the estimated income tax impact at the incremental tax rate of 35% for pro forma adjustments described in notes (g) and (h). The primary reason that our historical income taxes differ from the 35% statutory corporate rate is percentage depletion that is tax deductible.

2. Pro Forma Adjustments for the Spin-off

The unaudited pro forma consolidated condensed balance sheet includes the pro forma adjustments for the spin-off, representing all assets and liabilities associated with our steel business recorded at historical cost adjusted for the Refinancing Transactions described in Note 1.

The unaudited pro forma consolidated condensed statement of operations includes the pro forma adjustments for the spin-off representing the historical operating results of our steel business. The operating results have been adjusted to include specifically identified corporate general and administrative expense directly attributed to our steel business and the Refinancing Transactions described in Note 1. Pro forma income taxes, as adjusted for the spin-off, have been computed as if Chaparral was not included in our income tax returns during the period presented.

3. Pro Forma Share Information

Our pro forma basic and diluted income before accounting change per share were computed based on the weighted average number of common shares outstanding during the periods presented, including certain contingently issuable shares. Diluted income before accounting change per share assumes the dilutive effect of convertible subordinated debentures, stock options and awards.

Our pro forma as adjusted basic and diluted income before accounting change per share were computed based on the weighted average number of common shares outstanding during the periods presented, including certain contingently issuable shares, adjusted for the effect of the spin-off. Diluted income before accounting change per share assumes the dilutive effect of convertible subordinated debentures, stock options and awards, adjusted for the effect of the spin-off. Contingently issuable shares, stock options and awards held by Chaparral employees and new directors have been excluded. Contingently issuable shares, stock options and awards held by continuing directors and employees have been adjusted based on the closing share prices of TXI and Chaparral on July 29, 2005. In addition, the conversion rate for the convertible debentures was adjusted from .77218 shares to .97468 shares.

OTHER ITEMS

Environmental Matters

We are subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. We believe we are in substantial compliance with applicable environmental laws and regulations; however, from time to time we receive claims from federal and state environmental regulatory agencies and entities asserting that we are or may be in violation of certain environmental laws and regulations. Based on our experience and the information currently available to us, we believe that such claims will not have a material impact on our financial condition or results of operations. Despite our compliance and experience, it is possible that we could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by us.

Market Risk

Historically, we have not entered into derivatives or other financial instruments for trading or speculative purposes. Because of the short duration of our investments, changes in market interest rates would not have a significant impact on their fair value. The fair value of fixed rate debt will vary as interest rates change.

The estimated fair value of each class of financial instrument as of May 31, 2005 approximates its carrying value, except for long-term debt having fixed interest rates and convertible subordinated debentures. The fair value of long-term debt at May 31, 2005, estimated based on broker/dealer quoted market prices, is approximately $692.9 million compared to the carrying amount of $603.8 million. The fair value of convertible subordinated debentures at May 31, 2005, estimated based on NYSE quoted market prices, is approximately $176.9 million compared to the carrying amount of $199.9 million.

As noted under Recent Developments, on July 6, 2005, we issued $250 million aggregate principal amount of new fixed-rate 7.25% senior unsecured notes and purchased our $600 million aggregate principal amount of old 10.25% senior notes, after which the fair value of our debt did not exceed its carrying value.

Our operations require large amounts of energy and are dependent upon energy sources, including electricity and fossil fuels. Prices for energy are subject to market forces largely beyond our control. We have generally not entered into any long-term contracts to satisfy our fuel and electricity needs. If we are unable to meet our requirements for fuel and electricity, we may experience interruptions in our production. Price increases or disruption of the uninterrupted supply of these products could adversely affect our results of operations.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Certain statements contained in this annual report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, the impact of competitive pressures and changing economic and financial conditions on our business, construction activity in our markets, abnormal periods of inclement weather, changes in the cost of raw materials, fuel and energy, and the impact of environmental laws and other regulations. For further information refer to the Annual Report on Form 10-K for the year ended May 31, 2005.

CONSOLIDATED BALANCE SHEETS
TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands	*May 31,* 2005	2004
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 260,887	$ 141,628
Accounts receivable – net	244,746	211,535
Inventories	329,514	266,533
Deferred income taxes and prepaid expenses	39,278	34,954
TOTAL CURRENT ASSETS	874,425	654,650
OTHER ASSETS		
Goodwill	146,474	146,474
Real estate and investments	107,786	47,006
Deferred charges and intangibles	27,571	32,354
	281,831	225,834
PROPERTY, PLANT AND EQUIPMENT		
Land and land improvements	226,877	220,812
Buildings	100,811	101,192
Machinery and equipment	1,709,518	1,733,065
Construction in progress	50,171	24,405
	2,087,377	2,079,474
Less depreciation and depletion	1,046,267	1,015,825
	1,041,110	1,063,649
	$2,197,366	$1,944,133
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 152,375	$ 108,557
Accrued interest, wages and other items	85,854	78,699
Current portion of long-term debt	688	699
TOTAL CURRENT LIABILITIES	238,917	187,955
LONG-TERM DEBT	603,126	598,412
CONVERTIBLE SUBORDINATED DEBENTURES	199,937	199,937
DEFERRED INCOME TAXES AND OTHER CREDITS	227,819	195,845
SHAREHOLDERS' EQUITY		
Common stock, $1 par value	25,067	25,067
Additional paid-in capital	285,313	261,455
Retained earnings	686,476	568,596
Cost of common stock in treasury	(61,566)	(88,652)
Pension liability adjustment	(7,723)	(4,482)
	927,567	761,984
	$2,197,366	$1,944,133

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands except per share	Year Ended May 31, 2005	2004	2003
NET SALES	$1,951,179	$1,672,503	$1,364,109
COSTS AND EXPENSES (INCOME)			
Cost of products sold	1,618,286	1,479,657	1,270,081
Selling, general and administrative	106,478	103,351	92,961
Interest	70,808	73,698	45,882
Loss on early retirement of debt	—	12,302	—
Other income	(28,332)	(48,050)	(4,424)
	1,767,240	1,620,958	1,404,500
INCOME (LOSS) BEFORE INCOME TAXES AND ACCOUNTING CHANGE	183,939	51,545	(40,391)
Income taxes (benefit)	59,416	14,126	(16,194)
INCOME (LOSS) BEFORE ACCOUNTING CHANGE	124,523	37,419	(24,197)
Cumulative effect of accounting change – net of income taxes	—	(1,071)	—
NET INCOME (LOSS)	$ 124,523	$ 36,348	$ (24,197)
Basic earnings (loss) per share			
Income (loss) before accounting change	$ 5.64	$ 1.77	$ (1.15)
Cumulative effect of accounting change	—	(.05)	—
Net income (loss)	$ 5.64	$ 1.72	$ (1.15)
Diluted earnings (loss) per share			
Income (loss) before accounting change	$ 5.12	$ 1.74	$ (1.15)
Cumulative effect of accounting change	—	(.05)	—
Net income (loss)	$ 5.12	$ 1.69	$ (1.15)
Average shares outstanding			
Basic	22,076	21,183	21,123
Diluted	25,723	21,572	21,123
Cash dividends per share	$ .30	$ .30	$ .30

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

In thousands	*Year Ended May 31,* 2005	2004	2003
OPERATING ACTIVITIES			
Net income (loss)	$ 124,523	$ 36,348	$ (24,197)
Adjustments to reconcile net income to net cash			
Cumulative effect of accounting change	—	1,071	—
Loss on early retirement of debt	—	12,302	—
Loss (gain) on asset disposals	(5,831)	(37,635)	1,774
Depreciation, depletion and amortization	95,513	97,117	97,112
Deferred income taxes (benefit)	38,636	13,297	(18,036)
Income tax benefit from stock option exercises	8,000	—	—
Other – net	743	5,373	6,588
Changes in operating assets and liabilities			
Receivables repurchased	—	(115,514)	(9,486)
Accounts receivable – net	(33,085)	(36,403)	(7,254)
Inventories	(62,981)	4,430	5,709
Prepaid expenses	(5,970)	2,394	(3,954)
Accounts payable and accrued liabilities	53,257	25,412	4,510
Other credits	5,431	8,728	4,137
Net cash provided by operations	218,236	16,920	56,903
INVESTING ACTIVITIES			
Capital expenditures	(74,137)	(29,763)	(54,734)
Proceeds from asset disposals	7,349	47,315	11,308
Investments in life insurance contracts	(59,215)	(1,426)	(1,621)
Other – net	(677)	(2,875)	2,961
Net cash provided (used) by investing	(126,680)	13,251	(42,086)
FINANCING ACTIVITIES			
Long-term borrowings	—	718,097	366,640
Debt retirements	(699)	(592,398)	(372,960)
Debt issuance costs	(39)	(16,378)	(1,458)
Debt retirement costs	—	(8,605)	—
Interest rate swap terminations	(6,315)	8,358	—
Stock option exercises	41,399	2,541	512
Common dividends paid	(6,643)	(6,336)	(6,315)
Other – net	—	(26)	(2,462)
Net cash provided (used) by financing	27,703	105,253	(16,043)
Increase (decrease) in cash and cash equivalents	119,259	135,424	(1,226)
Cash and cash equivalents at beginning of year	141,628	6,204	7,430
Cash and cash equivalents at end of year	$ 260,887	$ 141,628	$ 6,204

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
TEXAS INDUSTRIES, INC. AND SUBSIDIARIES

$ In thousands except per share	Common Stock $1 Par Value	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Pension Liability Adjustment	Total Shareholders' Equity
May 31, 2002	$25,067	$260,091	$ 569,096	$ (91,844)	$ —	$ 762,410
Net loss			(24,197)			(24,197)
Pension liability adjustment – net of tax					(5,892)	(5,892)
Common dividends paid – $.30 per share			(6,315)			(6,315)
Treasury shares issued for bonuses and options and conversion of subordinated debentures – 35,220 shares		845		660		1,505
Treasury shares purchased – 72 shares				(2)		(2)
May 31, 2003	25,067	260,936	538,584	(91,186)	(5,892)	727,509
Net income			36,348			36,348
Pension liability adjustment – net of tax					1,410	1,410
Common dividends paid – $.30 per share			(6,336)			(6,336)
Treasury shares issued for bonuses and options – 139,957 net shares		519		2,534		3,053
May 31, 2004	25,067	261,455	568,596	(88,652)	(4,482)	761,984
Net income			124,523			124,523
Pension liability adjustment – net of tax					(3,241)	(3,241)
Common dividends paid – $.30 per share			(6,643)			(6,643)
Treasury shares issued for bonuses and options and settlement of deferred compensation agreements – 1,526,995 net shares		23,858		27,086		50,944
May 31, 2005	$25,067	$285,313	$ 686,476	$ (61,566)	$ (7,723)	$ 927,567

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During all periods presented below, Texas Industries, Inc. and subsidiaries (unless the context indicates otherwise, collectively, the "Company" or "TXI") has been a leading supplier of construction materials through two business segments: cement, aggregate and concrete products (the "CAC" segment); and structural steel and steel bar products (the "Steel" segment). Through the CAC segment, the Company produces and sells cement, stone, sand and gravel, ready-mix concrete, expanded shale and clay aggregate, and other products from facilities concentrated in Texas, Louisiana and California. Through the Steel segment, the Company produces and sells structural steel, piling products, special bar quality products, merchant bar quality rounds, reinforcing bar and channels from facilities located in Texas and Virginia.

On July 29, 2005, the Company completed the spin-off of the Steel segment in the form of a pro-rata, tax-free dividend to the Company's shareholders of one share of Chaparral Steel Company ("Chaparral") common stock for each share of the Company's stock owned on July 20, 2005. See "Spin-off of Chaparral" footnote on page 51.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation. The consolidated financial statements include the accounts of Texas Industries, Inc. and all subsidiaries except a subsidiary trust in which the Company has a variable interest but is not the primary beneficiary. Certain amounts in the prior period financial statements have been reclassified to conform to the current period presentation.

Estimates. The preparation of financial statements and accompanying notes in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ from those estimates.

Fair Value of Financial Instruments. The estimated fair value of each class of financial instrument as of May 31, 2005 approximates its carrying value except for long-term debt having fixed interest rates and convertible subordinated debentures. The fair value of long-term debt at May 31, 2005, estimated based on broker/dealer quoted market prices, is approximately $692.9 million compared to the carrying amount of $603.8 million. The fair value of convertible subordinated debentures at May 31, 2005, estimated based on NYSE quoted market prices, is approximately $176.9 million compared to the carrying amount of $199.9 million.

Cash and Cash Equivalents. Investments with maturities of less than 90 days when purchased are classified as cash equivalents and consist primarily of money market funds and investment grade commercial paper issued by major corporations and financial institutions. Cash and cash equivalents include $27.2 million used to support letters of credit.

Receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. A reserve for doubtful accounts is maintained based on the length of time receivables are past due or the status of a customer's financial condition. If the Company is aware of a specific customer's inability to make required payments, specific amounts are added to the reserve.

Environmental Liabilities. The Company is subject to environmental laws and regulations established by federal, state and local authorities, and makes provision for the estimated costs related to compliance when it is probable that a reasonably estimable liability has been incurred.

Legal Contingencies. The Company and its subsidiaries are defendants in lawsuits which arose in the normal course of business, and make provision for the estimated loss from any claim or legal proceeding when it is probable that a reasonably estimable liability has been incurred.

Long-lived Assets. Management reviews long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be recoverable, and would record an impairment charge if necessary. Such evaluations compare the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset and are significantly impacted by estimates of future prices for the Company's products, capital needs, economic trends and other factors.

Property, plant and equipment is recorded at cost. Provisions for depreciation are computed generally using the straight-line method. Provisions for depletion of mineral deposits are computed on the basis of the estimated quantity of recoverable raw materials. Useful lives for the Company's primary operating facilities range from 10 to 25 years. Maintenance and repairs are charged to expense as incurred. Costs incurred for scheduled shut-downs to refurbish the Steel facilities are amortized over the benefited period, typically 12 months.

Goodwill. Management tests goodwill for impairment at least annually by each reporting unit. If the carrying amount of the goodwill exceeds its fair value an impairment loss is recognized. In applying a fair-value-based test, estimates are made of the expected future cash flows to be derived from the applicable reporting unit. Similar to the review for impairment of other long-lived assets, the resulting fair value determination is significantly impacted by estimates of future prices for the Company's products, capital needs, economic trends and other factors. Goodwill identified with CAC's California cement operations resulted from the acquisition of Riverside Cement Company. Goodwill identified with Steel's Texas operations resulted from the acquisition of Chaparral Steel Investments, Inc., formerly known as Chaparral Steel Company. In each case the fair value of the respective reporting unit exceeds its carrying value. At both May 31, 2005 and 2004, the carrying value of CAC goodwill was $61.3 million and the carrying value of Steel goodwill was $85.2 million.

Real Estate and Investments. Surplus real estate and real estate acquired for development of high quality industrial, office or multi-use parks totaled $9.9 million and $11.2 million at May 31, 2005 and 2004, respectively.

Investments are composed primarily of life insurance contracts purchased in connection with certain Company benefit plans. The contracts, recorded at their net cash surrender value, totaled $96.3 million (net of distributions of $1.3 million) at May 31, 2005 and $34.2 million (net of distributions of $52.5 million) at May 31, 2004. Distributed amounts totaling $51.2 million were repaid in 2005. Charges incurred on the distributions of $100,000 in 2005, $3.3 million in 2004 and $3.6 million in 2003 were included in interest expense.

Deferred Charges and Intangibles. Deferred charges are composed primarily of debt issuance costs that totaled $17.3 million and $19.7 million at May 31, 2005 and 2004, respectively. The costs are associated with various debt issues and amortized over the term of the related debt.

Intangibles are composed of non-compete agreements and other intangibles with finite lives being amortized on a straight-line basis over periods of 7 to 15 years. Their carrying value, adjusted for write-offs, totaled $1.8 million (net of accumulated amortization of $2.6 million) at May 31, 2005 and $2.1 million (net of accumulated amortization of $3.8 million) at May 31, 2004. Amortization expense incurred was $400,000 in 2005, $400,000 in 2004 and $900,000 in 2003. Estimated amortization expense for each of the five succeeding years is $300,000 per year.

Other Credits. Other credits of $65.2 million at May 31, 2005 and $68.5 million at May 31, 2004 are composed primarily of liabilities related to the Company's retirement plans, deferred compensation agreements and asset retirement obligations.

Asset Retirement Obligations. Effective June 1, 2003, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations", which applies to legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through a charge to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

The Company incurs legal obligations for asset retirement as part of its normal CAC and Steel operations related to land reclamation, plant removal and Resource Conservation and Recovery Act closures. Prior to the adoption of SFAS No. 143, the Company generally accrued for land reclamation obligations related to its aggregate mining process on the unit of production basis and for its other obligations as incurred. Determining the amount of an asset retirement liability requires estimating the future cost of contracting with third parties to perform the obligation. The estimate is significantly impacted by, among other considerations, management's assumptions regarding the scope of the work required, labor costs, inflation rates, market-risk premiums and closure dates. The initial application of the new rules at June 1, 2003, resulted in an increase in net property, plant and equipment of $500,000, a net increase in asset retirement obligation liabilities of $2.2 million and a pretax cumulative charge of $1.7 million. The pro forma effect of assuming that the adoption of SFAS No. 143 was applied retroactively was not material to net income (loss) or the related per-share amounts for 2003.

Changes in asset retirement obligations are as follows:

In thousands	2005	2004
Balance at beginning of year	$4,992	$ —
Initial obligation	—	4,092
Revisions	—	554
Additions	190	185
Accretion expense	375	358
Settlements	(336)	(197)
Balance at end of year	$5,221	$4,992

Pension Liability Adjustment. The pension liability adjustment to shareholders' equity totaled $7.7 million (net of tax of $4.2 million) at May 31, 2005 and $4.5 million (net of tax of $2.4 million) at May 31, 2004. The adjustment relates to a defined benefit retirement plan covering approximately 600 employees and retirees of an acquired subsidiary. Comprehensive income or loss consists of net income or loss and the pension liability adjustment to shareholders' equity. In 2005 and 2004, comprehensive income was $121.3 million and $37.8 million, respectively. In 2003, comprehensive loss was $30.1 million.

Net Sales. Sales are recognized when title has transferred and products are delivered. The Company includes delivery fees in the amount it bills customers to the extent needed to recover the Company's cost of freight and delivery. Net sales are presented as revenues including these delivery fees.

Other Income. Other income in 2005 includes a gain of $6.2 million from the sale of emissions credits associated with the Company's expanded shale and clay aggregate operations in south Texas. Other income in 2004 includes a gain of $34.7 million resulting from the sale of the Company's Texas and Louisiana brick production facilities. Additional routine sales of surplus operating assets and real estate resulted in gains of $8.1 million in 2005, $3.8 million in 2004 and $300,000 in 2003. Also included in other income was $4.2 million in 2004 and $500,000 in 2003 resulting from the Company's litigation against certain graphite electrode suppliers.

Income Taxes. Accounting for income taxes uses the liability method of recognizing and classifying deferred income taxes. The Company joins in filing a consolidated return with its subsidiaries. Current and deferred tax expense is allocated among the members of the group based on a stand-alone calculation of the tax of the individual member.

Earnings Per Share ("EPS"). Basic EPS is computed by dividing net income by the weighted-average number of common shares outstanding during the period, including certain contingently issuable shares.

Contingently issuable shares relate to deferred compensation agreements in which directors elected to defer annual and meeting fees or executives elected to defer incentive compensation and vested shares under the Company's former stock awards program. The deferred compensation is denominated in shares of the Company's common stock and issued in accordance with the terms of the agreement subsequent to retirement or separation from the Company. The shares are considered contingently issuable because the director or executive has an unconditional right to the shares to be issued. Vested stock award shares are issued in the year in which the employee reaches age 60.

Diluted EPS adjusts net income and the outstanding shares for the dilutive effect of convertible subordinated debentures, stock options and awards.

Basic and Diluted EPS are calculated as follows:

In thousands except per share	2005	2004	2003
Basic earnings (loss)			
Income (loss) before accounting change	$124,523	$37,419	$(24,197)
Cumulative effect of accounting change	—	(1,071)	—
Basic income (loss)	$124,523	$36,348	$(24,197)
Diluted earnings (loss)			
Income (loss) before accounting change	$124,523	$37,419	$(24,197)
Interest on convertible subordinated debentures – net of tax	7,148	—	—
Diluted income (loss) before accounting change	131,671	37,419	(24,197)
Cumulative effect of accounting change	—	(1,071)	—
Diluted income (loss)	$131,671	$36,348	$(24,197)
Shares			
Weighted-average shares outstanding	22,029	21,113	21,049
Contingently issuable shares	47	70	74
Basic weighted-average shares	22,076	21,183	21,123
Convertible subordinated debentures	2,888	—	—
Stock option and award dilution	759	389	—
Diluted weighted-average shares*	25,723	21,572	21,123
Basic earnings (loss) per share			
Income (loss) before accounting change	$ 5.64	$ 1.77	$ (1.15)
Cumulative effect of accounting change	—	(.05)	—
Net income (loss)	$ 5.64	$ 1.72	$ (1.15)
Diluted earnings (loss) per share			
Income (loss) before accounting change	$ 5.12	$ 1.74	$ (1.15)
Cumulative effect of accounting change	—	(.05)	—
Net income (loss)	$ 5.12	$ 1.69	$ (1.15)
* Shares excluded due to antidilutive effect			
Convertible subordinated debentures	—	2,888	2,888
Stock options and awards	184	1,305	2,568

Stock-based Compensation. The Company accounts for employee stock options using the intrinsic value method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" as allowed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Generally, no expense is recognized related to the Company's stock options because each option's exercise price is set at the stock's fair market value on the date the option is granted.

In accordance with SFAS No. 123, the Company discloses the compensation cost based on the estimated fair value at the date of grant, recognizing compensation expense ratably over the vesting period. The fair value of each option grant was estimated on the date of grant for purposes of the pro forma disclosures using the Black-Scholes option-pricing model. In 2005, the weighted-average fair value of options granted was $23.83 based on weighted average assumptions for dividend yield of .50%, volatility factor of .345, risk-free interest rate of 3.89% and expected life in years of 6.4. No options were granted in 2004. In 2003, the weighted-average fair value of options granted was $8.20 based on weighted average assumptions for dividend yield of 1.33%, volatility factor of .361, risk-free interest rate of 3.38% and expected life in years of 6.4.

In addition to grants under its stock option plans, the Company has provided stock-based compensation to employees and directors under stock appreciation rights contracts, deferred compensation agreements, restricted stock payments and a former stock awards program. Stock compensation expense related to these grants is included in the determination of net income as reported in the financial statements over the vesting periods of the related grants.

If the Company had applied the fair value recognition provision of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been adjusted to the following pro forma amounts:

In thousands except per share	2005	2004	2003
Net income (loss)			
As reported	$124,523	$36,348	$(24,197)
Plus: stock-based compensation included in the determination of net income (loss) as reported, net of tax	1,180	1,386	270
Less: fair value of stock-based compensation, net of tax	(1,420)	(4,866)	(3,964)
Pro forma	$124,283	$32,868	$(27,891)
Basic earnings (loss) per share			
As reported	$ 5.64	$ 1.72	$ (1.15)
Pro forma	5.63	1.55	(1.32)
Diluted earnings (loss) per share			
As reported	5.12	1.69	(1.15)
Pro forma	5.11	1.52	(1.32)

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), "Share-Based Payment". SFAS No. 123R is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25. Among other items, SFAS No. 123R eliminates the use of APB Opinion No. 25 and the intrinsic value method of accounting, and requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements. The current effective date of SFAS No. 123R is the first fiscal year beginning after June 15, 2005, which will be the first quarter of the Company's fiscal year ending May 31, 2007. We currently expect to adopt SFAS No. 123R effective June 1, 2006 using the "modified prospective" method. Under the modified prospective method, compensation cost is recognized in the financial statements beginning with the effective date, based on the requirements of SFAS No. 123R for all share-based payments granted after that date, and based on the requirements of SFAS No. 123 for all unvested awards granted prior to the effective date of SFAS No. 123R. Financial information for periods prior to the date of adoption of SFAS No. 123R would not be restated. The Company currently utilizes a standard option pricing model (i.e., Black-Scholes) to measure the fair value of stock options granted to employees. While SFAS No. 123R permits entities to continue to use such a model, the standard also permits the use of a "lattice" model. The Company has not yet determined which model it will use to measure the fair value of awards of equity instruments to employees upon the adoption of SFAS No. 123R.

The adoption of SFAS No. 123R will have a significant effect on the Company's future results of operations. However, it will not have an impact on the Company's consolidated financial position. The impact of SFAS No. 123R on the Company's results of operations cannot be predicted at this time, because it will depend on the number of equity awards granted in the future, as well as the model used to value the awards. However, had the Company adopted the requirements of SFAS No. 123R in prior periods, the impact would have approximated the amounts disclosed in the table above.

SFAS No. 123R also requires that the benefits associated with the tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after the effective date. These future amounts cannot be estimated because they depend on, among other things, when employees exercise stock options.

Accounting for Changes in Accounting Principles. In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, "Accounting Changes and Error Corrections," which is effective for the Company for reporting changes in accounting principles beginning June 1, 2006. SFAS No. 154 changes the reporting of a change in accounting principle to require retrospective application to prior periods' financial statements, unless explicit transition provisions are provided for in new accounting pronouncements or existing pronouncements that are in the transition phase when SFAS No. 154 becomes effective.

WORKING CAPITAL

Working capital totaled $635.5 million at May 31, 2005, compared to $466.7 million at May 31, 2004.

Accounts receivable are presented net of allowances for doubtful receivables of $4.1 million at May 31, 2005 and $5.3 million at May 31, 2004. Provisions for bad debts charged to expense were $2.0 million in 2005, $4.6 million in 2004 and $2.9 million in 2003. Uncollectible accounts written off amounted to $3.2 million in 2005, $3.7 million in 2004 and $3.2 million in 2003.

Inventories consist of:

In thousands	2005	2004
Finished products	$113,828	$ 86,395
Work in process	56,294	56,440
Raw materials and supplies	159,392	123,698
	$329,514	$266,533

Inventories are stated at cost (not in excess of market) with approximately 65% of inventories using the last-in, first-out ("LIFO") method. If the average cost method (which approximates current replacement cost) had been used, inventory values would have been higher by $79.8 million in 2005 and $49.7 million in 2004. In 2005 and 2004 certain inventory quantities were reduced, which resulted in a liquidation of LIFO inventory layers carried at lower costs prevailing in prior years. The effect of the liquidation was to decrease cost of products sold by approximately $900,000 in 2005 and $4.4 million in 2004.

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43, Chapter 4," which will become effective for the Company beginning June 1, 2006. This standard clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted material should be expensed as incurred and not included in overhead. In addition, this standard requires that the allocation of fixed production overhead costs to inventory be based on the normal capacity of the production facilities. The Company is currently evaluating the potential impact of this standard on its financial position and results of operations.

Accrued interest, wages and other items consist of:

In thousands	2005	2004
Interest	$30,325	$ 28,412
Employee compensation	35,013	27,142
Income taxes	2,449	686
Property taxes and other	18,067	22,459
	$85,854	$ 78,699

LONG-TERM DEBT

Long-term debt at May 31, 2005 is composed of the following:

In thousands	2005	2004
Senior secured credit facility expiring in 2007	$ —	$ —
Senior notes due in 2011, interest rate 10.25%	600,000	600,000
Interest rate swaps		
Fair value adjustment	—	(12,570)
Unamortized gains on termination	6,951	8,102
Unamortized losses on termination	(6,019)	—
Pollution control bonds due through 2007, interest rate 4.5% (75% of prime)	2,495	3,175
Other	387	404
	603,814	599,111
Less current maturities	688	699
	$603,126	$598,412

Debt Outstanding at May 31, 2005. On June 6, 2003, the Company issued $600 million of 10.25% senior notes due June 15, 2011 ("10.25% Senior Notes"). A portion of the net proceeds was used to repay $473.5 million of the outstanding debt at May 31, 2003. The remaining proceeds were used to repurchase the entire outstanding interest in the defined pool of trade receivables previously sold totaling $115.5 million. The Company recognized a loss on early retirement of debt of $11.2 million, representing $8.5 million in premium or consent payments to holders of the existing senior notes and a write-off of $2.7 million of debt issuance costs associated with the debt repaid. To replace the terminated revolving credit facility and agreement to sell receivables, the Company also entered into a senior secured credit facility expiring June 6, 2007. Available borrowings under the senior secured credit facility were lowered from $200 million to $100 million effective May 27, 2004. As a result, the Company recognized a loss on early retirement of debt of $1.1 million, representing a termination fee of $100,000 and a write-off of $1.0 million of debt issuance costs related to the portion of the facility that was terminated. No borrowings were outstanding under this senior secured credit facility at May 31, 2005; however, $27.1 million of the facility was utilized to support letters of credit. Commitment fees at an annual rate of .375% were paid on the unused portion of the facility.

On February 14, 2005, the Company terminated its outstanding interest rate swap agreements associated with $300 million of the 10.25% Senior Notes, resulting in a loss of $6.3 million. On March 11, 2004, the Company terminated its August 5, 2003 interest rate swap agreements associated with $200 million of the 10.25% Senior Notes, resulting in a gain of $8.4 million. Gains and losses from interest rate swap terminations have been recorded as increases or decreases in the carrying value of the Company's long-term debt and amortized as adjustments to interest expense over the remaining term of the 10.25% Senior Notes.

Refinancing in Connection with the Spin-off of Chaparral. In connection with the spin-off of Chaparral in July 2005 (see "Spin-off of Chaparral" footnote on page 51), the Company entered into new financing agreements and purchased the outstanding 10.25% Senior Notes. On July 6, 2005, the Company issued $250 million aggregate principal amount of its new 7.25% senior notes due July 15, 2013 ("7.25% Senior Notes") and entered into a new senior secured credit facility. In addition, Chaparral issued $300 million aggregate principal amount of its new 10% senior notes due July 15, 2013 ("Chaparral Senior Notes") and entered into a separate new senior secured revolving credit facility. Chaparral used the net proceeds from its note offering and borrowings under its credit facility to pay the Company a dividend of $341.1 million. The Company used the net proceeds from its offering of notes, the dividend paid by Chaparral and existing cash to purchase for cash all of its outstanding $600 million principal amount of 10.25% Senior Notes. The Company paid a total of $699.5 million to the holders of the old notes, which was composed of $600 million of principal, $3.6 million of accrued interest, and $95.9 million of make-whole premiums and consent fees. In the first quarter of fiscal year 2006, the Company will record a charge of approximately $107.0 million related to the early retirement of the 10.25% Senior Notes and old credit facility, consisting of $95.9 million in premiums or consent payments and a write-off of $11.1 million of debt issuance costs and interest rate swap gains and losses associated with the debt repaid. On July 29, 2005, Chaparral became an independent, public company and the Company no longer has any obligations with respect to Chaparral's long-term debt. Chaparral is not a guarantor of any of the Company's indebtedness nor is the Company a guarantor of any Chaparral indebtedness.

7.25% Senior Notes. At any time on or prior to July 15, 2009, the Company may redeem the notes at a redemption price equal to the sum of the principal amount thereof, plus accrued interest and a make-whole premium. On and after July 15, 2009, the Company may redeem the notes at a premium of 103.625% in 2009, 101.813% in 2010 and 100% in 2011 and thereafter. In addition, prior to July 15, 2008, the Company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price equal to 107.25% of the principal amount thereof, plus accrued interest and liquidated damages, if any, with the net cash proceeds from certain equity offerings.

If the Company experiences a change of control, it may be required to offer to purchase the notes at a purchase price equal to 101% of the principal amount, plus accrued interest.

All of the Company's consolidated subsidiaries, following the spin-off of Chaparral, have unconditionally guaranteed the 7.25% Senior Notes. The indenture governing the notes contains covenants that will limit the Company's ability and the ability of its subsidiaries to, among other things, incur additional indebtedness, pay dividends or make other distributions or repurchase or redeem its stock, make investments, sell assets, incur liens, enter into agreements restricting its subsidiaries' ability to pay dividends, enter into transactions with affiliates and consolidate, merge or sell all or substantially all of its assets.

New Senior Secured Revolving Credit Facility. The senior secured revolving credit facility matures in July 2010 and provides up to $200 million of available borrowings. It includes a $50 million sub-limit for letters of credit. Any outstanding letters of credit will be deducted from the borrowing availability under the facility. Amounts drawn under the facility will bear interest either at the LIBOR rate plus a margin of 1% to 2%, or at a base rate (which will be the higher of the federal funds rate plus .5% and the prime rate) plus a margin of up to 1%. The interest rate margins are subject to adjustments based on the Company's leverage ratio. The commitment fee calculated on the unused portion of the facility will range from .25% to .5% per year based on the leverage ratio. The Company may terminate the facility at any time.

All of the Company's consolidated subsidiaries, following the spin-off of Chaparral, have guaranteed the Company's obligations under the credit facility. The credit facility is secured by first priority security interests in all or most of the Company's existing and future accounts, inventory, equipment, intellectual property and other personal property, and in all of the Company's equity interest in present and future domestic subsidiaries and 66% of the equity interest in present and future foreign subsidiaries, if any.

The credit facility contains covenants restricting, among other things, prepayment or redemption of the Company's new senior notes, distributions, dividends and repurchases of capital stock and other equity interests, acquisitions and investments, indebtedness, liens and affiliate transactions. The Company is required to comply with certain financial tests and to maintain certain financial ratios, such as leverage and interest coverage ratios.

Other. Following the refinancing transactions and the spin-off of Chaparral, the maturities of the Company's long-term debt for each of the five succeeding years are approximately $700,000 per year through 2007, $1.1 million for 2008 and none for 2009 and 2010. The amount of interest paid was $69.5 million in 2005, $47.8 million in 2004 and $33.7 million in 2003. No interest was capitalized in the three-year period ended May 31, 2005.

CONVERTIBLE SUBORDINATED DEBENTURES

On June 5, 1998, the Company issued $206.2 million aggregate principal amount of 5.5% convertible subordinated debentures due June 30, 2028 (the "Debentures"). TXI Capital Trust I (the "Trust"), a Delaware business trust 100% owned by the Company, issued 4,000,000 of its 5.5% Shared Preference Redeemable Securities ("Preferred Securities") to the public for gross proceeds of $200 million. The combined proceeds from the issuance of the Preferred Securities and the issuance to the Company of the common securities of the Trust were invested by the Trust in the Debentures. At May 31, 2005, 3,998,744 Preferred Securities representing an undivided beneficial interest in $199.9 million of the $206.1 million aggregate principal amount of Debentures issued were outstanding.

The Debentures are redeemable for cash, at par, plus accrued and unpaid interest, under certain circumstances relating to federal income tax matters or in whole or in part at the option of the Company. Upon any redemption of the Debentures, a like aggregate liquidation amount of Preferred Securities will be redeemed. Debentures are convertible at any time prior to the close of business on June 30, 2028, at the option of the holder of the Preferred Securities into shares of the Company's common stock. On July 29, 2005, due to the spin-off of Chaparral the conversion rate was adjusted from .72218 shares to .97468 shares of the Company's common stock for each Preferred Security.

Holders of the Preferred Securities are entitled to receive cumulative cash distributions at an annual rate of $2.75 per Preferred Security (equivalent to a rate of 5.5% per annum of the stated liquidation amount of $50 per Preferred Security). The Company has guaranteed, on a subordinated basis, distributions and other payments due on the Preferred Securities, to the extent the Trust has funds available therefor and subject to certain other limitations (the "Guarantee"). The Guarantee, when taken together with the obligations of the Company under the Debentures, the Indenture pursuant to which the Debentures were issued, and the Amended and Restated Trust Agreement of the Trust (including its obligations to pay costs, fees, expenses, debts and other obligations of the Trust [other than with respect to the Preferred Securities and the common securities of the Trust]), provide a full and unconditional guarantee of amounts due on the Preferred Securities. The Preferred Securities do not have a stated maturity date, although they are subject to mandatory redemption upon maturity of the Debentures on June 30, 2028, or upon earlier redemption.

COMMITMENTS

Operating Leases. The Company leases certain mobile and other equipment, office space and other items which in the normal course of business are renewed or replaced by subsequent leases. Total expense for such operating leases (other than for mineral rights) amounted to $23.7 million in 2005, $28.6 million in 2004 and $26.2 million in 2003. Non-cancelable operating leases with an initial or remaining term of more than one year totaled $52.4 million at May 31, 2005. Estimated lease payments for each of the five succeeding years are $15.4 million, $7.1 million, $6.6 million, $6.0 million and $4.9 million.

Purchase Obligations. Chaparral, in the normal course of business, purchases in-plant mill services for use at its steel facilities under long-term contracts that contain provisions for minimum payments. At May 31, 2005, required payments under these contracts for each of the five succeeding years are $5.8 million per year with an aggregate commitment of $44.1 million. Chaparral also purchases processed gases for use at its steel facilities under long-term supply contracts that require a minimum amount of processed gases be purchased. At May 31, 2005, required payments under these contracts for each of the five succeeding years are $4.4 million per year with an aggregate commitment of $31.7 million.

SHAREHOLDERS' EQUITY

Common stock at May 31 consists of:

In thousands	2005	2004
Shares authorized	40,000	40,000
Shares outstanding	22,728	21,201
Shares held in treasury	2,339	3,866
Shares reserved for stock options and other	4,036	3,182

There are authorized 100,000 shares of Cumulative Preferred Stock, no par value, of which 20,000 shares are designated $5 Cumulative Preferred Stock (Voting), redeemable at $105 per share and entitled to $100 per share upon dissolution. An additional 25,000 shares are designated Series B Junior Participating Preferred Stock. The Series B Preferred Stock is not redeemable and ranks, with respect to the payment of dividends and the distribution of assets, junior to (i) all other series of the Preferred Stock unless the terms of any other series shall provide otherwise and (ii) the $5 Cumulative Preferred Stock. Pursuant to a Rights Agreement, in November 1996, the Company distributed a dividend of one preferred share purchase right for each outstanding share of the Company's Common Stock. Each right entitles the holder to purchase from the Company one two-thousandth of a share of the Series B Junior Participating Preferred Stock at a price of $122.50, subject to adjustment. The rights will expire on November 1, 2006 unless the date is extended or the rights are earlier redeemed or exchanged by the Company pursuant to the Rights Agreement.

STOCK-BASED COMPENSATION

Stock Option Plans. The Texas Industries, Inc. 2004 Omnibus Equity Compensation Plan (the "2004 Plan") provides that, in addition to other types of awards, non-qualified and incentive stock options to purchase Common Stock may be granted to directors, officers and key employees at market prices at date of grant. Options become exercisable in installments beginning one year after date of grant and expire ten years later. In addition, non-qualified and incentive stock options remain outstanding under the Company's 1993 Stock Option Plan.

A summary of option transactions for the three years ended May 31, 2005, follows:

	Shares Under Option	Weighted-Average Option Price
Outstanding at May 31, 2002	2,399,153	$31.02
Granted	952,600	22.65
Exercised	(21,880)	23.40
Canceled	(24,450)	40.88
Outstanding at May 31, 2003	3,305,423	28.59
Exercised	(147,735)	20.32
Canceled	(55,420)	33.67
Outstanding at May 31, 2004	3,102,268	28.89
Granted	235,650	60.18
Exercised	(1,547,048)	28.56
Canceled	(54,820)	27.33
Outstanding at May 31, 2005	1,736,050	$33.48

Options exercisable as of May 31 were 818,710 shares in 2005, 2,025,428 shares in 2004 and 1,803,933 shares in 2003 at a weighted-average option price of $32.96, $30.42 and $30.12, respectively. The following table summarizes information about stock options outstanding as of May 31, 2005.

	Range of Exercise Prices		
	$21.39 - $26.38	$27.93 - $37.13	$41.53 - $61.15
Options outstanding			
Shares outstanding	801,543	464,007	470,500
Weighted-average remaining life in years	7.19	4.41	6.49
Weighted-average exercise price	$22.91	$32.40	$52.53
Options exercisable			
Shares exercisable	264,513	318,347	235,850
Weighted-average exercise price	$23.44	$32.01	$44.92

Outstanding options expire on various dates to January 11, 2015. The Company has reserved 2,254,850 shares for future awards under the 2004 Plan.

Non-vested options held by Chaparral's employees and new directors totaling 295,220 shares were cancelled on July 29, 2005 in connection with the spin-off of Chaparral. Options held by the Company's continuing employees and directors and vested options held by Chaparral's employees and new directors were adjusted based on the closing share prices of the Company and Chaparral on July 29, 2005. Following the adjustment, there were 1,774,983 option shares outstanding at a weighted average exercise price of $25.45, of which 991,890 shares were exercisable at a weighted average exercise price of $25.08.

Other Stock-based Compensation. The Company has provided stock-based compensation to employees and directors under stock appreciation rights contracts, deferred compensation agreements, restricted stock payments and a former stock awards program. At May 31, 2005, outstanding stock appreciation rights totaled 128,000 shares, deferred compensation agreements payable in cash totaled 73,073 shares, deferred compensation agreements payable in common stock totaled 34,756 shares and stock awards totaled 10,487 shares. Total charges under these grants and restricted stock payments included in selling, general and administrative expense were $1.8 million in 2005, $2.1 million in 2004 and $400,000 in 2003.

INCOME TAXES

The provisions (benefit) for income taxes are composed of:

In thousands	2005	2004	2003
Current	$20,780	$ 829	$ 1,843
Deferred	38,636	13,297	(18,037)
	$59,416	$14,126	$(16,194)

A reconciliation from income taxes at the federal statutory rate to the preceding provisions (benefit) follows:

In thousands	2005	2004	2003
Taxes at statutory rate	$64,379	$18,041	$(14,137)
Additional depletion	(5,387)	(4,693)	(3,552)
State income taxes	1,167	602	406
Nontaxable insurance benefits	(823)	(793)	(905)
Other – net	80	969	1,994
	$59,416	$14,126	$(16,194)

The components of the net deferred tax liability at May 31 are summarized below.

In thousands	2005	2004
Deferred tax assets		
Deferred compensation	$ 10,394	$ 12,786
Accrued expenses not currently tax deductible	5,297	9,043
Other comprehensive income	4,159	2,414
Alternative minimum tax credit carryforward	15,845	12,969
Net operating loss carryforward	—	28,135
Total deferred tax assets	35,695	65,347
Deferred tax liabilities		
Property, plant and equipment	175,140	165,981
Deferred real estate gains	5,224	5,590
Inventory costs	1,650	2,790
Other	3,910	4,324
Total deferred tax liabilities	185,924	178,685
Net deferred tax liability	150,229	113,338
Less current deferred tax asset	(12,387)	(14,034)
Long-term deferred tax liability	$162,616	$127,372

The Company received income tax refunds of $400,000 in 2004 and $2.8 million in 2003 and made income tax payments of $8.9 million, $1.6 million and $2.8 million in 2005, 2004 and 2003, respectively.

The Company fully utilized its federal net operating loss carryforwards in 2005. As of May 31, 2005, the Company had an alternative minimum tax credit carryforward of $15.8 million. The credit, which does not expire, is available for offset against future regular federal income tax. Management believes it is more likely than not that its deferred tax assets will be realized.

The American Jobs Creation Act of 2004, among other things, allows a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. The Company is currently evaluating the impact of the new law on its future taxable income. For financial reporting purposes, any deductions for qualified domestic production activities will be accounted for as a special deduction rather than as a rate reduction.

LEGAL PROCEEDINGS AND CONTINGENT LIABILITIES

The Company is subject to federal, state and local environmental laws and regulations concerning, among other matters, air emissions, furnace dust disposal and wastewater discharge. The Company believes it is in substantial compliance with applicable environmental laws and regulations; however, from time to time the Company receives claims from federal and state environmental regulatory agencies and entities asserting that the Company is or may be in violation of certain environmental laws and regulations. Based on its experience and the information currently available to it, the Company believes that such claims will not have a material impact on its financial condition or results of operations. Despite the Company's compliance and experience, it is possible that the Company could be held liable for future charges which might be material but are not currently known or estimable. In addition, changes in federal or state laws, regulations or requirements or discovery of currently unknown conditions could require additional expenditures by the Company.

The Company and its subsidiaries are defendants in lawsuits which arose in the normal course of business. In management's judgment the ultimate liability, if any, from such legal proceedings will not have a material effect on the consolidated financial position or results of operations of the Company.

In connection with the Company's spin-off of Chaparral, the Company entered into a separation and distribution agreement and a tax sharing and indemnification agreement with Chaparral. In these agreements, the Company has indemnified Chaparral against, among other things, any liabilities arising out of the businesses, assets or liabilities retained by the Company and any taxes imposed on Chaparral in connection with the spin-off that result from the Company's breach of its covenants in the tax sharing and indemnification agreement. Chaparral has indemnified the Company against, among other things, any liabilities arising out of the businesses, assets or liabilities transferred to Chaparral and any taxes imposed on the Company in connection with the spin-off that result from Chaparral's breach of its covenants in the tax sharing and indemnification agreement.

The Company and Chaparral have made certain covenants to each other in connection with the spin-off that prohibit the Company and Chaparral from taking certain actions. Pursuant to these covenants: (1) neither the Company nor Chaparral will liquidate, merge, or consolidate with any other person, sell, exchange, distribute or otherwise dispose of our assets (or those of certain of our subsidiaries) except in the ordinary course of business, or enter into any substantial negotiations, agreements, or arrangements, or arrangements with respect to any such transaction, during the six months following the distribution date of July 29, 2005; (2) the Company and Chaparral will, for a minimum of two years after the distribution date, continue the active conduct of the cement or steel business, respectively; (3) neither the Company nor Chaparral will repurchase its stock for two years following the distribution except in certain circumstances permitted by the IRS; (4) the Company and Chaparral will not take any actions inconsistent with the representations made in the separation and distribution agreement or in connection with the issuance by the Company's tax counsel of its tax opinion with respect to the spin-off; and (5) the Company and Chaparral will not take or fail to take any other action that would result in any tax being imposed on the spin-off. The Company or Chaparral may take actions inconsistent with these covenants if it obtains an unqualified opinion of counsel or a private letter ruling from the IRS that such actions will not cause the spin-off to become taxable, except that Chaparral may not, under any circumstances, take any action described in (1) above.

INCENTIVE PLANS

All personnel employed as of May 31 and not subject to production-based incentive awards share in the pretax income of the Company for the year and then ended based on predetermined formulas. The duration of most of the plans is one year. Certain executives are additionally covered under a three-year plan. All plans are subject to annual review by the Company's Board of Directors. Incentive compensation included in selling, general and administrative expense was $15.0 million in 2005, $8.5 million in 2004 and $1.3 million in 2003.

RETIREMENT PLANS

Substantially all employees of the Company are covered by a series of defined contribution retirement plans. The amount of pension expense charged to costs and expenses for these plans was $6.0 million in 2005, $4.6 million in 2004 and $6.1 million in 2003. It is the Company's policy to fund the plans to the extent of charges to income.

Approximately 600 employees and retirees of Riverside Cement Company are covered by a defined benefit pension plan and a postretirement health benefit plan. The amount of the defined benefit pension plan and postretirement health benefit plan expense charged to costs and expenses was as follows:

	Defined Pension Benefit			Health Benefit		
In thousands	2005	2004	2003	2005	2004	2003
Service cost	$ 436	$ 915	$ 780	$ 91	$ 269	$105
Interest cost	2,575	2,363	2,426	494	767	309
Expected return on plan assets	(2,441)	(2,011)	(2,116)	—	—	—
Amortization of prior service cost	—	—	—	(845)	(346)	—
Amortization of net actuarial loss	500	932	216	904	840	—
	$1,070	$ 2,199	$ 1,306	$ 644	$ 1,530	$414
Weighted average assumptions used to determine net cost						
Assumed discount rate	6.60%	6.00%	7.25%	6.60%	6.00%	7.25%
Assumed long-term rate of return on pension plan assets	8.50%	8.50%	8.50%	—	—	—
Average long-term pay progression	3.80%	3.80%	3.80%	—	—	—

The Company contributes amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws plus such additional amounts considered appropriate. The Company expects to make a contribution of $3.0 million in 2006.

Obligation and asset data for the defined benefit pension plan and health benefit plan at May 31, 2005 were as follows:

In thousands	Defined Pension Benefit 2005	Defined Pension Benefit 2004	Health Benefit 2005	Health Benefit 2004
Change in projected benefit obligation				
Benefit obligation at beginning of year	$ 39,526	$ 39,296	$ 7,666	$ 12,760
Service cost	436	915	91	269
Interest cost	2,575	2,363	494	767
Participants' contributions	—	—	122	62
Benefits paid	(1,939)	(1,637)	(524)	(525)
Plan amendments	—	—		(6,392)
Actuarial loss (gain)	6,052	(1,411)	(1,325)	725
Benefit obligation at end of year	$ 46,650	$ 39,526	$ 6,524	$ 7,666
Change in plan assets				
Fair value of plan assets at beginning of year	$ 26,801	$ 23,429	$ —	$ —
Actual return on plan assets	2,445	3,509	—	—
Employer contribution	4,100	1,500	402	463
Benefits paid	(1,939)	(1,637)	(402)	(463)
Fair value of plan assets at end of year	$ 31,407	$ 26,801	$ —	$ —
Reconciliation of funded status				
Funded status	$ (15,243)	$ (12,725)	$ (6,524)	$ (7,666)
Unrecognized net actuarial loss	14,260	8,712	10,107	12,336
Unrecognized prior service cost	—	—	(9,803)	(10,648)
Net accrued benefit cost at end of year	$ (983)	$ (4,013)	$ (6,220)	$ (5,978)
Amounts recognized in the balance sheet				
Accrued benefit cost	$ (983)	$ (4,013)	$ (6,220)	$ (5,978)
Additional minimum liability	(11,882)	(6,896)		—
Pension liability adjustment	11,882	6,896		—
Net amount recognized at end of year	$ (983)	$ (4,013)	$ (6,220)	$ (5,978)
Accumulated benefit obligation	$ 44,272	$ 37,709	$ —	$ —
Weighted average assumptions used to determine benefit obligations				
Assumed discount rate	5.40%	6.60%	5.40%	6.60%
Average long-term pay progression	3.00%	3.80%		—

The estimated future benefit payments for each of the five succeeding years are $2.0 million, $2.1 million, $2.2 million, $2.3 million and $2.5 million, and for the five-year period thereafter an aggregate of $14.9 million.

The plan fiduciaries set the long-term strategic investment objectives for the defined benefit pension plan assets. The objectives include preserving the funded status of the trust and balancing risk and return. The fiduciaries engaged external consultants to conduct an asset and liability study in order to determine the most appropriate investment strategy and asset mix for the plan assets. The expected long-term rate of return on plan assets of 8.5% for 2005 was determined by considering historical and expected returns for each asset class as identified in the asset and liability study and the effect of periodic target asset allocation rebalancing. The long-term rate of inflation was assumed to average 4%. Fixed income returns are expected to exceed the inflation rate by 2% and equity security returns are expected to exceed fixed income returns by 5%.

The actual defined benefit pension plan asset allocation at May 31, 2005 and 2004, and the target asset allocation for 2006, by asset category were as follows:

% of Plan Assets	2005	2004	Target 2006
Fixed income securities	41%	42%	45%
Equity securities	59%	58%	55%
	100%	100%	100%

The health benefit plan provisions were amended in 2003 for non-union active employees such that a non-union active employee who did not retire on or before December 31, 2003 is no longer eligible for any postretirement medical and/or life insurance benefits. Additional plan changes effective January 1, 2005 and January 1, 2007 reduce the percentage of the annual cost of the retirees' and dependents' health insurance to be paid by the Company and set a limit on the total annual cost the Company will incur.

The assumed health care cost trend rates attributed to all participant age groups were 11% for 2005 and 10% for 2006, declining to an ultimate trend rate of 6% in 2009. Increasing or decreasing health care cost trend rates by one percentage point would have increased or decreased the health benefit obligation at May 31, 2005 by approximately $300,000 and the 2005 plan expense by approximately $30,000.

The effect of the U.S. Medicare Prescription Drug Improvement and Modernization Act of 2003 was incorporated in the measurement of the plan benefit obligation at May 31, 2005. The estimated future benefit payments for each of the five succeeding years are $400,000 per year and for the five-year period thereafter an aggregate of $2.2 million.

The Company has a series of financial security plans ("FSP") that are non-qualified defined benefit plans providing retirement and death benefits to substantially all of the Company's executive and key managerial employees.
The plans are contributory but not funded.

The amount of FSP benefit expense and the projected FSP benefit obligation are determined using assumptions as of the end of the year. The weighted-average discount rate used was 6% in 2005 and 7% in 2004. Actuarial gains or losses are recognized when incurred, and therefore, the end of year benefit obligation is the same as the accrued benefit costs recognized in the balance sheet. The amount of FSP benefit expense charged to costs and expenses was as follows:

In thousands	2005	2004	2003
Service cost	$ 3,242	$ 2,061	$ 2,057
Interest cost	1,925	1,853	1,703
Amortization of transition amount	181	188	188
Recognized actuarial loss	3,638	1,452	221
Participant contributions	(504)	(503)	(497)
	$ 8,482	$ 5,051	$ 3,672

The following provides a reconciliation of the FSP benefit obligation.

In thousands	2005	2004
Change in projected benefit obligation		
Benefit obligation at beginning of year	$27,503	$24,199
Service cost	3,242	2,061
Interest cost	1,925	1,853
Amortization of transition amount	181	188
Recognized actuarial loss	3,638	1,452
Benefits paid	(2,332)	(2,250)
Benefit obligation/funded status at end of year	$34,157	$27,503

The estimated future benefit payments for each of the five succeeding years are $2.6 million, $2.4 million, $2.6 million, $3.0 million and $3.8 million, and for the five-year period thereafter an aggregate of $22.7 million.

BUSINESS SEGMENTS

During all periods presented below, the Company had two reportable segments: cement, aggregate and concrete products (the "CAC" segment) and steel (the "Steel" segment). The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because of significant differences in manufacturing processes, distribution and markets served. Through the CAC segment, the Company produces and sells cement, stone, sand and gravel, ready-mix concrete, expanded shale and clay aggregate, and other products. Through the Steel segment, the Company produces and sells structural steel, piling products, special bar quality products, merchant bar quality rounds, reinforcing bar and channels. Operating profit is net sales less operating costs and expenses, excluding general corporate expenses and interest expense. Identifiable assets by segment are those assets that are used in the Company's operation in each segment. Corporate assets consist primarily of cash and cash equivalents, real estate and other financial assets not identified with a major business segment.

On July 29, 2005, the Company completed the spin-off of the Steel segment in the form of a pro-rata, tax-free dividend to the Company's shareholders of one share of Chaparral common stock for each share of the Company's stock owned on July 20, 2005. See "Spin-off of Chaparral" footnote on page 51. Beginning with the quarterly report on Form 10-Q for the first quarter of fiscal year 2006, the Company will report the historical results of its steel operations as discontinued operations in its financial statements.

The following is a summary of operating results and certain other financial data for the Company's business segments.

In thousands	*Year ended May 31,* 2005	2004	2003
Net sales			
CAC			
Cement	$ 341,252	$ 305,580	$ 278,116
Stone, sand & gravel	99,622	89,956	74,084
Ready-mix	222,420	206,126	203,013
Other products	97,700	106,308	108,613
Delivery fees	73,809	59,209	54,292
Total CAC net sales	834,803	767,179	718,118
Steel			
Structural mills	790,784	643,043	460,227
Bar mill	238,939	177,967	116,231
Other products	32,254	27,076	18,921
Delivery fees	54,399	57,238	50,612
Total Steel net sales	1,116,376	905,324	645,991
Total net sales	$1,951,179	$ 1,672,503	$1,364,109
CAC operations			
Gross profit	$ 186,410	$ 174,510	$ 167,350
Less: Depreciation, depletion & amortization	44,743	45,530	47,336
Selling, general & administrative	44,440	45,304	40,553
Other income	(16,346)	(39,133)	(1,257)
Operating profit	113,573	122,809	80,718
Steel operations			
Gross profit	239,543	112,722	20,563
Less: Depreciation & amortization	49,039	49,708	47,916
Selling, general & administrative	25,141	26,463	20,943
Other income	(5,599)	(7,568)	337
Operating profit (loss)	170,962	44,119	(48,633)
Total operating profit	284,535	166,928	32,085
Corporate resources			
Other income	6,387	1,349	3,504
Less: Depreciation & amortization	1,731	1,879	1,860
Selling, general & administrative	34,444	28,853	28,238
	(29,788)	(29,383)	(26,594)
Interest expense	(70,808)	(73,698)	(45,882)
Loss on early retirement of debt	—	(12,302)	—
Income (loss) before income taxes & accounting change	$ 183,939	$ 51,545	$ (40,391)
Capital expenditures			
CAC	$ 44,987	$ 15,545	$ 31,688
Steel	27,959	13,876	22,407
Corporate resources	1,191	342	639
	$ 74,137	$ 29,763	$ 54,734
Identifiable assets			
CAC	$ 678,141	$ 674,504	$ 645,416
Steel	1,098,677	1,023,177	989,399
Corporate resources	420,548	246,452	94,795
	$2,197,366	$ 1,944,133	$1,729,610

SPIN-OFF OF CHAPARRAL

On December 15, 2004, the Company's board of directors adopted a plan to spin off the Company's steel operations, which was completed on July 29, 2005. In anticipation of the spin-off, the Company entered into the following transactions:

The Company formed Chaparral Steel Company as a wholly-owned subsidiary. On June 25, 2005, the Company contributed to Chaparral all of its subsidiaries engaged in the steel business. On July 6, 2005, the Company contributed or transferred to Chaparral real estate and transportation assets used in the steel business. Chaparral assumed all liabilities arising out of the steel business and the transferred assets.

At various times the Company settled intercompany indebtedness between and among the Company and its subsidiaries, including its subsidiaries engaged in the steel business. The Company settled these accounts through offsets, contributions of such indebtedness to the capital of the debtor subsidiaries, and other non-cash transfers. By the effective date of the spin-off, the Company had contributed to the capital of Chaparral and its subsidiaries the net intercompany indebtedness owed to it by Chaparral and its subsidiaries (approximately $494.3 million at May 31, 2005).

On July 6, 2005, the Company issued $250 million principal amount of its 7.25% Senior Notes, entered into a new $200 million senior secured credit facility with a syndicate of lenders, and terminated its then existing credit facility. The Company received net proceeds from the note offering of $245.0 million. The terms of the new 7.25% Senior Notes and credit facility are more fully described in the "Long-term Debt" footnote on pages 38 through 40.

On July 6, 2005, Chaparral issued $300 million principal amount of senior notes and entered into a new $150 million credit facility. Chaparral used the net proceeds from its note offering and borrowings under its credit facility to pay the Company a dividend of $341.1 million.

On July 6, 2005, the Company used the net proceeds from its offering of notes, the dividend paid by Chaparral and existing cash to purchase for cash all of its outstanding $600 million principal amount of 10.25% Senior Notes. The Company paid a total of $699.5 million to the holders of the 10.25% Senior Notes, which was composed of $600 million of principal, $3.6 million of accrued interest, and $95.9 million of make-whole premiums and consent fees.

As a consequence of the spin-off:

On July 29, 2005, Chaparral became an independent, public company. The Company has no further ownership interest in Chaparral or in any steel business, and Chaparral has no ownership interest in the Company. In addition, Chaparral is not a guarantor of any of the Company's indebtedness nor is the Company a guarantor of any Chaparral indebtedness. The Company's relationship with Chaparral is now governed by a separation and distribution agreement and the ancillary agreements described in that agreement. The terms of the agreements are more fully described in the "Legal Proceedings and Contingent Liabilities" note on page 45.

In the first quarter of fiscal year 2006 the Company will record a charge of approximately $107.0 million related to the early retirement of the 10.25% Senior Notes and old credit facility and an estimated charge of approximately $6.2 million consisting of the expenses of the spin-off.

Beginning with the quarterly report on Form 10-Q for the first quarter of fiscal year 2006, the Company will report the historical results of its steel operations as discontinued operations in its financial statements.

QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following is a summary of quarterly financial information (in thousands except per share).

2005	Aug.	Nov.	Feb.	May
Net sales				
CAC	$209,073	$194,598	$181,039	$250,093
Steel	290,781	249,119	259,119	317,357
	499,854	443,717	440,158	567,450
Operating profit				
CAC	21,306	23,319	13,434	55,514
Steel	55,928	44,974	34,820	35,240
Earnings				
Income before accounting change	35,883	30,957	15,990	41,693
Cumulative effect of accounting change	—	—	—	—
Net income	35,883	30,957	15,990	41,693
Per share				
Basic earnings				
Income before accounting change	1.68	1.42	.71	1.83
Cumulative effect of accounting change	—	—	—	—
Net income	1.68	1.42	.71	1.83
Diluted earnings				
Income before accounting change	1.51	1.28	.68	1.66
Cumulative effect of accounting change	—	—	—	—
Net income	1.51	1.28	.68	1.66

2004	Aug.	Nov.	Feb.	May
Net sales				
CAC	$196,372	$192,408	$166,280	$212,119
Steel		179,666		176,151
241,690	307,817			
	376,038	368,559	407,970	519,936
Operating profit (loss)				
CAC	20,201	23,706	47,886	31,016
Steel	(10,094)	(5,826)	11,594	48,445
Earnings (loss)				
Income (loss) before accounting change	(14,634)	(6,457)	20,889	37,621
Cumulative effect of accounting change	(1,071)	—	—	—
Net income (loss)	(15,705)	(6,457)	20,889	37,621
Per share				
Basic earnings (loss)				
Income (loss) before accounting change	(.69)	(.31)	.99	1.77
Cumulative effect of accounting change	(.05)	—	—	—
Net income (loss)	(.74)	(.31)	.99	1.77
Diluted earnings (loss)				
Income (loss) before accounting change	(.69)	(.31)	.92	1.59
Cumulative effect of accounting change	(.05)	—	—	—
Net income (loss)	(.74)	(.31)	.92	1.59

On February 29, 2004, the Company sold its Texas and Louisiana brick production facilities for a total pretax gain of $34.7 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Texas Industries, Inc.

We have audited the accompanying consolidated balance sheets of Texas Industries, Inc. and subsidiaries (the Company) as of May 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended May 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Texas Industries, Inc. and subsidiaries at May 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in the "Summary of Significant Accounting Policies" footnote to the consolidated financial statements, in fiscal year 2004 the Company changed its method of accounting for asset retirement obligations.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Texas Industries, Inc. and subsidiaries' internal control over financial reporting as of May 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 10, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

August 10, 2005
Dallas, Texas

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining a system of internal control over financial reporting that is designed to provide reasonable assurance, in a cost-effective manner, that financial statements are prepared in accordance with generally accepted accounting principles, assets are safeguarded and transactions occur and are recorded in accordance with management's authorization. Internal control systems over financial reporting have inherent limitations and may not prevent or detect all material misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance that the internal control objectives are met.

With the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management assessed the effectiveness of the Company's internal control over financial reporting as of May 31, 2005. The criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework* were used by management in its assessment. Based on the assessment, management concluded that the Company's internal control over financial reporting was effective as of May 31, 2005.

Management's assessment of the effectiveness of internal control over financial reporting as of May 31, 2005 has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Board of Directors and Shareholders
Texas Industries, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Texas Industries, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of May 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Texas Industries, Inc. and subsidiaries maintained effective internal control over financial reporting as of May 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Texas Industries, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Texas Industries, Inc. and subsidiaries as of May 31, 2005 and 2004, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended May 31, 2005, and our report dated August 10, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

August 10, 2005
Dallas, Texas

Directors and Officers

BOARD OF DIRECTORS

Robert D. Rogers
Chairman of the Board

Mel G. Brekhus
President and
Chief Executive Officer

Robert Alpert
President and Chairman
of the Board –
Angelholm Corp. d/b/a –
The Alpert Companies

D. Samuel (Sam) Coats
President and CEO –
SI Restructuring
(Formerly Schlotzsky's, Inc.)

Gordon E. Forward
Private Investments

Keith W. Hughes
Management Consultant

Henry H. Mauz, Jr.
Admiral, U.S. Navy (Retired)

Thomas R. Ransdell
Private Investments

OFFICERS

Mel G. Brekhus
President and
Chief Executive Officer

Richard M. Fowler
Executive Vice President, Finance

Kenneth R. Allen
Vice President and Treasurer

Frederick G. Anderson
Vice President, General Counsel
and Secretary

Barry M. Bone
Vice President, Real Estate

J. Lynn Davis
Vice President, Cement

William J. Durbin
Vice President, Human Resources

George E. Eure
Vice President,
Expanded Shale and Clay

E. Leo Faciane
Vice President,
Environmental Affairs

Philip L. Gaynor
Vice President,
Cement Manufacturing

D. Randall Jones
Vice President, Communications
and Government Affairs

J. Michael Link
Vice President, Controller
Cement, Aggregate and Concrete

Stephen D. Mayfield
Vice President, Aggregates

Daniel J. McAuliffe
Vice President,
Real Estate Marketing

James R. McCraw
Vice President, Accounting and
Information Services

Michael E. Perkins
Vice President, Concrete

Ronnie A. Pruitt
Vice President, Aggregate and
Cement Marketing and Sales

J. Barrett Reese
Vice President, Marketing –
Cement, Aggregate and Concrete

James B. Rogers
Vice President, Consumer Products

Wesley E. Schlenker
Assistant Secretary

T. Lesley Vines
Vice President
Corporate Controller

Shareholder Information

CORPORATE OFFICE
1341 West Mockingbird Lane
Dallas, Texas 75247-6913
Telephone: 972-647-6700 Fax: 972-647-3878

WEB ADDRESS
Visit us at www.txi.com

FORM 10-K REQUESTS
Shareholders may obtain, without charge, a copy of the Company's Form 10-K for the year ended May 31, 2005, as filed with the Securities and Exchange Commission. Email requests may be directed to investor@txi.com or written requests to Investor Relations at the Corporate Office. The information contained herein is not given in connection with any sale or offer of, or solicitation of any offer to buy, any securities.

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services, LLC
Shareholder Inquiries 800-454-8620

STOCK EXCHANGE LISTING
New York Stock Exchange
Texas Industries, Inc. Common – TXI
TXI Capital Trust I Preferred – TXI Pr S

COMMON STOCK PRICES AND DIVIDENDS
The following table sets forth for each of the quarterly periods indicated the high and low prices per share for Texas Industries' common stock as reported on the New York Stock Exchange composite tape and dividends paid per share:

		August	November	February	May
2005					
Stock prices:	High	$44.17	$60.00	$68.54	$69.01
	Low	36.24	43.89	55.68	42.00
Dividends paid:		.075	.075	.075	.075
2004					
Stock prices:	High	$25.96	$29.50	$38.40	$38.79
	Low	21.11	23.60	28.90	30.24
Dividends paid:		.075	.075	.075	.075

ANNUAL MEETING
The Annual Meeting of Shareholders of Texas Industries, Inc. will be held on Tuesday, October 18, 2005 at 9:30 a.m. at the FC-Dallas Center of Pizza Hut Park in Frisco, Texas, located at the intersection of the Dallas North Tollway and Main Street. Proxies for this meeting will be requested by Management. All Shareholders are cordially urged to attend in order to comment and advise on matters concerning the Company.

txi